AGREEMENT AND PLAN OF MERGER
BY AND AMONG
CARE.COM, INC.,
MANGO MERGER SUB, INC.,
CITRUS LANE, INC.

AND

FORTIS ADVISORS LLC,
AS THE STOCKHOLDER REPRESENTATIVE

JULY 14, 2014

1

i

Exhibit A	Key Employees
Exhibit B	Form of Offer Letter
Exhibit C-1	Founder Offer Letter
Exhibit C-2	Founder Noncompetition Agreement
Exhibit D	Form of Stockholder Consent
Exhibit E	Form of Joinder and Waiver Agreement
Exhibit F	Form of Charter Amendment
Exhibit G	Form of Certificate of Merger
Exhibit H	Directors and Officers of the Surviving Corporation
Exhibit I	Form of Escrow Agreement
Exhibit J	Form of Consideration Spreadsheet
Exhibit K	Per Share Earn-Out Present Value
Exhibit L-1	Certain Participants in Employee Bonus Pool
Exhibit L-2	Certain Participants in Employee Bonus Pool

Schedules
Schedule 6.03(a)(1)	(employees receiving offer letters)
Schedule 6.03(a)(2)	(termination-related payments and benefits)
Schedule 6.06(a)	(terminated contracts)
Schedule 8.02(c)	(consents)
Schedule 8.02(i)	(all employees)

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 14, 2014, is entered into by and among Citrus Lane, Inc., a Delaware corporation (the “Company”), Care.com, Inc., a Delaware corporation (“Parent”), Mango Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Fortis Advisors LLC, a Delaware limited liability company, as the Stockholder Representative.
RECITALS
WHEREAS, the board of directors of Parent (the “Parent Board of Directors”), the board of directors of Merger Sub (the “Merger Sub Board of Directors”) and the board of directors of the Company (the “Company Board of Directors”) deem it advisable and in the best interests of each corporation and its respective stockholders that Parent and the Company engage in a business combination transaction.
WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the California General Corporation Law (the “CGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will continue as a wholly owned subsidiary of Parent.
WHEREAS, this Agreement has been approved by the Parent Board of Directors, Merger Sub Board of Directors and Company Board of Directors.
WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain individuals identified on Exhibit A (the “Key Employees”) are entering into offer letters in the form of Exhibit B (the “Offer Letters”).
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Mauria Finley (the “Founder”) is entering into an offer letter in the form of Exhibit C-1 (the “Founder Offer Letter”) and a noncompetition agreement in the form of Exhibit C-2 (the “Noncompetition Agreement”).
WHEREAS, as an inducement to the willingness of Parent and Merger Sub to enter into this Agreement (but not pursuant to any prior agreement with the Company or Parent), (i) holders of at least ninety percent (90%) of the outstanding shares of Company Capital Stock (as defined below),(ii) holders of at least ninety percent (90%) of the outstanding shares of Company Preferred Stock (as defined below), (iii) holders of at least eighty percent (80%) of the outstanding shares of Company Common Stock (as defined below), (iv) holders of at least ninety percent (90%) of the outstanding shares of Series Seed Preferred Stock , (v) holders of at least ninety percent (90%) of the outstanding shares of Series A Preferred Stock, and (vi) holders of at least ninety percent (90%) of the outstanding shares of Series A-1 Preferred Stock have indicated that they expect to deliver, following the approval and adoption of this Agreement by the Board of Directors of the Company and immediately following the execution and delivery of this Agreement, (a) their irrevocable adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby and (b) specified undertakings, representations, warranties, releases and waivers, pursuant to a written consent in the form attached hereto as Exhibit D and a joinder, release and waiver in the form attached hereto as Exhibit E (the “Joinder and Waiver Agreement”), respectively, pursuant to and in accordance with the applicable provisions of the DGCL, the CGCL and the Company Charter (as defined below) (such consents of such Company Stockholders in the forms of Exhibit D and Exhibit E, collectively, the “Stockholders’ Consent”).
AGREEMENT
NOW, THEREFORE, intending to be legally bound, the parties to this Agreement hereby agree as follows:

Article 1.
DEFINITIONS
Section 1.01    Definitions.
(a)    As used in this Agreement, the following terms have the following meanings:
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (i) the sale, license, disposition or acquisition of all or a material portion of the Company’s business or assets, (ii) the issuance, disposition or acquisition of (a) any capital stock or other equity security of the Company (other than in connection with the exercise of any Company Option or Company Warrant), (b) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of the Company (other than the grant of Company Options to newly hired employees of the Company in the ordinary course of business consistent with past practices or as otherwise contemplated by this Agreement), or (c) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or (iii) any merger, consolidation, business combination, recapitalization, reorganization or similar transaction involving the Company.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Aggregate Exercise Price” means the aggregate exercise price for all Converted Company Options.
“Aggregate Merger Consideration” means (a) the sum of (i) the Closing Cash Component, (ii) the Closing Stock Component, (iii) the Option Component and (iv) the Earnout Component minus (b) the sum of (i) the Expense Fund Amount and (ii) the unpaid Third Party Expenses.
“Applicable Law” means, with respect to any Person, any federal, state, local, municipal, foreign or other law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
“Balance Sheet” means the unaudited balance sheet of the Company as of May 31, 2014 and the footnotes thereto.
“Balance Sheet Date” means May 31, 2014.
“Box” means a box or package sold or distributed by the Company containing goods, samples, offers, coupons, articles and other information.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Boston, Massachusetts or San Francisco, California are authorized or required by Applicable Law to close.
“Change in Control Payments” means any and all bonuses, severance, termination or change in control payments or benefits or other compensatory payments or benefits that are payable to any current or former director, employee or consultant of the Company in connection with the transactions contemplated by this Agreement and all Tax liabilities associated with such payments or benefits.
“Charter Amendment” means the amendment to the Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit F.
“Closing Cash Component” means $22,500,000.
“Closing Debt” means the aggregate principal amount of, and accrued interest on, all Debt of the Company as of the close of business on the day immediately preceding the Closing Date.
“Closing Stock Component” means $4,400,000.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Common Price Per Share” means the Aggregate Merger Consideration divided by the Fully-Diluted Common Number.

“Company Capital Stock” means collectively, the Company Common Stock and the Company Preferred Stock.
“Company Charter” means the Restated Certificate of Incorporation of the Company as of June 17, 2013, as amended by the Charter Amendment.
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by the Company to Parent.
“Company IP” means all Intellectual Property Rights and Intellectual Property owned, used or held for use by the Company, or necessary for the conduct of the business of the Company.
“Company IP Contract” means Contracts to which the Company is party or by which the Company is bound, which fall in one of the following categories: (i) Contracts containing covenants not to sue, licenses of or other similar rights (or options therefor) (whether or not currently exercisable) in Company IP granted by the Company to any third party, (ii) Contracts containing covenants not to sue, licenses of or other similar rights (or options therefor) (whether or not currently exercisable) in Company IP granted by any third party to the Company, (iii) Contracts between the Company and any third party relating to the purchase, sale, transfer, development, maintenance or use of Intellectual Property or Intellectual Property Rights (excluding agreements for the purchase of consumables, office supplies and other non-material products purchased by Company in the ordinary course of business), and (iv) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Intellectual Property or Intellectual Property Rights.
"Company IT Systems" means the software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation used or held for use by the Company in the operation of the business of the Company, including the Company Websites.
“Company Optionholder” means a holder of a Converted Company Option.
“Company Option Plan” means the Company’s 2011 Stock Option and Grant Plan.
“Company Owned IP” means all Intellectual Property Rights and Intellectual Property owned or purported to be owned by the Company.
“Company Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Company, including the Series Seed Preferred Stock, the Series A Preferred Stock and the Series A-1 Preferred Stock of the Company.

“Company Products” means all products (including any software product but excluding any Distributed Merchandise) or services (including any Company Website) owned, developed, sold, licensed, distributed, or otherwise made available by the Company.
“Company Restricted Stock” means shares of Company Capital Stock held by each Company Stockholder that remain subject to unsatisfied vesting, repurchase or forfeiture restrictions or similar conditions (including, for the avoidance of doubt, all shares of Company Capital Stock issued upon early exercise of a Company Option).
“Company Stockholder” means any holder of Company Capital Stock that does not perfect its dissenters’ rights or appraisal rights and is otherwise entitled to receive merger consideration pursuant to Section 2.06.
“Company Warrantholder” means a holder of a Company Warrant.
“Company Warrants” means each warrant or other contractual right to purchase or acquire Company Capital Stock other than Company Options.
“Company Websites” shall mean any and all Internet or intranet websites owned and/or operated by the Company, including the website located at www.citruslane.com, and any mobile-optimized websites and any mobile applications owned and/or operated by or for the benefit of the Company.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contract” means any contract, agreement, indenture, note, bond, loan, license, instrument, lease, commitment, plan or other arrangement, whether oral or written.
“Customer Data” means any and all information (1) collected by the Company about visitors to or customers of the Company’s website(s) which either (a) identifies such customers or unique visitors, (b) is unique to such customers or unique visitors or (c) could provide insight into such customers’ or visitors’ behavior if analyzed, aggregated or otherwise examined or (2) about visitors to or customers of the Company Websites that are held, retained or maintained by the Company for purposes of analyzing or comparing any interaction between third parties and such website(s) to the extent such data is received in accordance with applicable terms and conditions governing the use and sale of the Company’s products and services.
“Damages” include any loss, damage, injury, lost profits, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable out-of-pocket attorneys’ and other professional fees), charge, cost (including reasonable costs of investigation) or expense of any nature.
“Debt” means both the current and long-term portions of any amount owed (including all outstanding principal, prepayment premiums and penalties, if any, and accrued but unpaid interest, fees and expenses related thereto) in respect of (i) borrowed money, (ii) capitalized lease obligations, (iii) drawn letters of credit and (iv) any guarantees of obligations of the type described in clauses “(i),” “(ii)” and “(iii)”.
“Distributed Merchandise” means any and all third party products or merchandise (and any related third party content, logos, marks (including third-party brand names, product names, logos, and slogans) and works of authorship associated with such products or merchandise) that may be distributed or made available through a Company Website.
“Earnout Component” means $17,800,000.
“Earnout Payments” means the sum of the Year 1 Earnout Payments and the Year 2 Earnout Payments.
“Effective Time Actions” means (a) the conversion in full of all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, (b) the net exercise of all Company Warrants issued and outstanding immediately prior to the Effective Time, (c) the accelerated vesting of all Company Restricted Stock effective as of immediately prior to the Effective Time, and (d) as of or prior to the Effective Time, either (i) the exercise or net exercise, as the case may be, or (ii) termination, as applicable, of any Company Option not held by an Eligible Holder, pursuant to Section 2.13(b).
“Environmental Laws” means any Applicable Law relating to human health and safety, the environment or to Hazardous Substances.
“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the Company to operate its business as currently conducted.
“Equityholder” means a Company Stockholder, a Company Optionholder or a Company Warrantholder, as the case may be.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.
“Escrow Fund” means $5,000,000.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Founder Cash Payment” means the sum of (i) .64 multiplied by the product of (A) the Common Price Per Share and (B) the Founder Shares, plus (ii) the product of (A) the Per Share AEP and (B) the Founder Shares.
“Founder Escrow Contribution” means the Per Share Escrow Payment multiplied by the Founder Shares.

“Founder Closing Stock Payment” means .28 multiplied by the product of (i) the Common Price Per Share and (ii) the Founder Shares.
“Founder Shares” means the number of shares of Company Capital Stock held by the Founder immediately prior to the Effective Date.
“Founder Year 1 Earnout Stock Payment” means .04 multiplied by the product of (i) the Common Price Per Share and (ii) the Founder Shares.
“Founder Year 2 Earnout Stock Payment” means .04 multiplied by the product of (i) the Common Price Per Share and (ii) the Founder Shares.
“Fully Diluted Common Number” means the sum of: (A) the total number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time; (B) the total number of shares of Company Common Stock that are issuable upon the conversion in full of all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time; and (C) the total number of shares of Company Common Stock that are issuable upon the conversion or exercise in full of all convertible securities, options, warrants or other rights to acquire Company Capital Stock that are outstanding immediately prior to the Effective Time (whether vested or unvested).
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi‑governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal).
“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.
“Hazardous Substances” means any pollutant or contaminant, or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material regulated under any Environmental Law, and shall include petroleum, its derivatives, by-products and other hydrocarbons.
“Indemnitees” mean the following Persons: (i) Parent; (ii) Parent’s current and future Affiliates (including the Surviving Corporation); (iii) the respective Representatives of the Persons referred to in clauses “(i)” and “(ii)” above; and (iv) the respective successors and assigns of the Persons referred to in clauses “(i),” “(ii)” and “(iii)” above; provided, however, that the Equityholders shall not be deemed to be “Indemnitees.”
“Intellectual Property” means and includes algorithms, APIs, apparatus, diagrams, inventions (whether or not patentable), inventions disclosures, improvements, proprietary information, know-how, logos, trademarks and service marks (including brand names, product names, logos, and slogans), trade names, methods, network configurations and architectures, processes, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, domain names, web sites, technical data, content, customer lists, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, samples, studies, and summaries).
“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (ii) trademark, trade name and domain name rights and similar rights; (iii) trade secret rights; (iv) patents and industrial property rights; (v) other proprietary rights in Intellectual Property of every kind and nature; and (vi) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (i) through (v) above.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means the actual knowledge of each of Mauria Finley, Jim Bobowski, Carrie Cronkey, Erin Hoffmann, Lihan Chen and Debra Fant, and the knowledge that each of such individuals should have reasonably obtained in the good faith course of the performance of their respective duties on behalf of the Company.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“Material Adverse Effect” means any event, change, development or state of facts that is or would reasonably be expected to be materially adverse to the business, assets, liabilities, operations or financial condition of the Company, taken as a whole; provided, however, that Material Adverse Effect shall not include any event, change, development or state of facts: (A) relating to the economy in general, (B) resulting from industry‑wide developments affecting companies in similar businesses, (C) resulting from any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (D) resulting from any failure, in and of itself, by such Person or any of its Subsidiaries to meet internal projections or forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that the cause or basis for such Person or its Subsidiaries to meet such projections or forecasts or revenue or earnings predictions shall not be excluded in determining the existence of a Material Adverse Effect), (E) resulting from the taking of any action specifically required to be taken by this Agreement, (F) in the case of the Company, resulting from the taking of any action at the express request or with the express consent of Parent, (G) relating to the announcement of this Agreement or the transactions contemplated hereby, but in the cases of (A), (B) or (C), only to the extent such events, changes, developments or states of facts do not, individually or in the aggregate, have a disproportionate impact on the Company relative to other Persons in similar businesses.
“Open Source Software” means any software (in source or object code form) that is subject to (A) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (B) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (1) disclosed, distributed, made available, offered, licensed or delivered in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (4) redistributable at no charge, including without limitation any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.
“Option Component” means $3,900,000.
“Option Ratio” means a fraction, (a) the numerator of which shall be (i) the Per Share Closing Payment, plus (ii) the Per Share Earn-Out Present Value, and (b) the denominator of which shall be Parent Average Stock Price.
“Parent Average Stock Price” means the average of the closing prices for a share of Parent Stock on the five consecutive trading days ending on the trading day immediately prior to the date of this Agreement.
“Parent Stock” means the common stock, $0.001 par value per share, of Parent.
“Participating Stockholders” means those Company Stockholders, other than the Founder, who, immediately prior to the Effective Time, were holders of shares of Company Common Stock or Company Preferred Stock and whose interests therein, as the result of the Merger, are converted into rights to receive a portion of the Aggregate Merger Consideration, Escrow Fund, the Year 1 Cash Earnout Payment and the Year 2 Cash Earnout Payment.
“Participating Stockholder Pro Rata Share” means, with respect to a Participating Stockholder, a fraction, (i) the numerator of which is the number of shares of Company Capital Stock (assuming the Effective Time Actions) held by such holder immediately prior to the Effective Time and (ii) the denominator of which is the total number of shares of Company Capital Stock (assuming the Effective Time Actions) held by all Participating Stockholders immediately prior to the Effective Time.
“Per Share AEP” means the Aggregate Exercise Price divided by the Fully Diluted Common Number.

“Per Share Closing Payment” means the sum of (i) .6 multiplied by the Common Price Per Share and (ii) the Per Share AEP.
“Per Share Earn-Out Present Value” means the sum of (i) the contingent value of the Per Share Year 1 Earnout Payment and (ii) the contingent value of the Per Share Year 2 Earnout Payment, as of the date of this Agreement, as determined by Parent and the Company and set forth on Exhibit K.
“Per Share Escrow Payment” means $5,000,000 divided by the number of shares of Company Capital Stock (assuming the Effective Time Actions) outstanding immediately prior to the Effective Time.
“Per Share Year 1 Earnout Payment” means .2 multiplied by the Common Price Per Share.
“Per Share Year 1 EPV Delta” means the quotient obtained by dividing (a) the product of (i) the difference obtained by subtracting (A) the contingent value of the Per Share Year 1 Earnout Payment, as set forth in Exhibit K, from (B) the Per Share Year 1 Earnout Payment, multiplied by (ii) the total number of Converted Company Options, divided by (b) the number of shares of Company Capital Stock (assuming the Effective Time Actions) held by the Company Stockholders immediately prior to the Effective Time.
“Per Share Year 2 Earnout Payment” means .2 multiplied by the Common Price Per Share.
“Per Share Year 2 EPV Delta” means the quotient obtained by dividing (a) the product of (i) the difference obtained by subtracting (A) the contingent value of the Per Share Year 2 Earnout Payment, as set forth in Exhibit K, from (B) the Per Share Year 2 Earnout Payment, multiplied by (ii) the total number of Converted Company Options, divided by (b) the number of shares of Company Capital Stock (assuming Effective Time Actions) held by the Company Stockholders immediately prior to the Effective Time.
“Permitted Liens” means: (A) statutory Liens securing payments not yet due; (B) Liens with respect to the payment of Taxes, in all cases which are not yet due or payable; (C) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by law created in the ordinary course of business for amounts that are not yet delinquent or that are being contested in good faith by appropriate proceedings properly instituted and diligently conducted; (D) non-exclusive licenses granted by the Company pursuant to a standard form agreement in the ordinary course of business; and (E) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and could not reasonably be expected to materially affect the use of the properties or assets subject thereto or otherwise materially impair business operations as presently conducted.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Data” shall mean any and all information (including (a) first and last name; (b) home address; (c) Internet Protocol address; (d) email address; (e) geographic location; (f) health or diet information; (g) family members; (h) political beliefs; (i) group memberships; (j) social security number or other personal identification number; (k) account numbers; (l) internet browsing history; (m) internet purchase history; (n) persistent identifier, such as a customer number held in a “cookie” or processor serial number) to the extent any such information, alone or in combination with other information processed by the Company, identifies or is associated with an identified natural person.
“Pre Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such period ending on and including the Closing Date.
“Privacy and Security Laws” shall mean Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing Personal Data or other tracking of online consumer behaviors including federal, state or foreign laws or regulations regarding (i) data privacy and information security, (ii) data breach notification (as applicable), (iii) unfair or deceptive practices, and (iv) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data.
“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit or examination commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Pro Rata Share” means, with respect to a Company Stockholder, a fraction, (i) the numerator of which is the number of shares of Company Capital Stock (assuming the Effective Time Actions) held by such holder immediately prior to the Effective Time and (ii) the denominator of which is the total number of shares of Company Capital Stock (assuming the Effective Time Actions) held by all Company Stockholders immediately prior to the Effective Time.
“Qualified Product” means a new product or feature of the Surviving Corporation that accomplishes any one or more of the following:

•	expands the Surviving Corporation’s services to a new vertical (e.g., pet care);

•	expands the Surviving Corporation’s services to a new age range (e.g., 5-10 year olds);

•	introduces new white-labeled products of the Surviving Corporation (i.e., Citrus Lane labelled) in Boxes;

•	introduces new supplier-paid advertisements in Boxes;

•	launches new business development relationships between the Surviving Corporation and third parties;

•	launches new online features that improve engagement of the Surviving Corporation’s customers;

•	signs a new supplier;

•	introduces a new specialty Box;

•	improves conversion, retention, cross sell, or engagement of the Surviving Corporation’s customers; or

•	launches new infrastructure features that improve efficiency.
“Qualified Quarter” means each three-month period elapsing during the Earn-Out Period, beginning with the three-month period following the Closing Date.
“Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Authority, including all patents, registered copyrights, registered trademarks and registered domain names and all applications for any of the foregoing.
“Representatives” means a Person’s officers, directors, employees, agents, attorneys, accountants, advisors and other authorized representatives.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Standard Contracts” means (a) Contracts entered into pursuant to the Company’s standard end user terms of service which have been made available to Parent, (b) Contracts entered into by Company’s employees, advisors, consultants and content providers on Company’s standard form of employee, consulting, advisor or content provider agreement, as applicable, which have been made available to Parent, (c) Contracts relating to non-exclusive licenses for, or access to, commercially available binary code software or SaaS-based services with a one-time fee of less than $50,000 or annual fee of less than $25,000, (d) non-disclosure agreements entered into in the ordinary course of business on the Company’s standard form of non-disclosure agreement which has been made available to Parent, or (e) non-exclusive trademark and content licenses granted by Company to third parties in the ordinary course of business for purposes of advertising Company Products that, in any individual instance, is not material to the business of the Company.
“Straddle Period” means any period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.
“Superior Proposal” shall mean any written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and a financial advisor, to be more favorable to the Company Stockholders than the Merger from a financial point of view, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal including, without limitation, the likelihood of consummation and certainty of financing.
“Tax” means any and all taxes, including (i) any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty, escheat or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority responsible for the imposition of any such tax (United States (federal, state or local) or foreign), (ii) in the case of the Company, any liability for the payment of any amount described in clause (i) as a result of being or having been before the Closing Date a member of an affiliated, consolidated, combined or unitary group, and (iii) liability for the payment of any amounts of the type described in clause (i) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.
“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.
“Year 1 EPV Delta Founder Payment” means the product of the Per Share Year 1 EPV Delta multiplied by the Founder Shares.
“Year 1 EPV Delta Participating Stockholder Payment” means the product of the Per Share Year 1 EPV Delta multiplied by the total number of shares of Company Capital Stock (assuming the Effective Time Actions) held by the Participating Stockholders immediately prior to the Effective Time.
“Year 1 Cash Earnout Payment” means the sum of (i) 25% of the Founder Cash Payment (which amount shall be payable to Founder) plus (ii) the product of the Per Share Year 1 Earnout Payment multiplied by the number of shares of Company Capital Stock (assuming the Effective Time Actions) held by the Participating Stockholders immediately prior to the Effective Time (which amount shall be payable to the Participating Stockholders in accordance with their Participating Stockholder Pro Rata Share) plus (iii) the Year 1 EPV Delta Participating Stockholder Payment (which amount shall be payable to the Participating Stockholders in accordance with their Participating Stockholder Pro Rata Share) plus (iv) the Year 1 EPV Delta Founder Payment (which amount shall be payable to Founder).
“Year 1 Earnout Payments” means the sum of the Founder Year 1 Earnout Stock Payment and the Year 1 Cash Earnout Payment.
“Year 2 Earnout Payments” means the sum of the Founder Year 2 Earnout Stock Payment and the Year 2 Cash Earnout Payment.
“Year 2 EPV Delta Founder Payment” means the product of the Per Share Year 2 EPV Delta multiplied by the Founder Shares.
“Year 2 EPV Delta Participating Stockholder Payment” means the product of the Per Share Year 2 EPV Delta multiplied by the total number of shares of Company Capital Stock (assuming the Effective Time Actions) held by the Participating Stockholders immediately prior to the Effective Time.
“Year 2 Cash Earnout Payment” means the sum of (i) 25% of the Founder Cash Payment (which amount shall be payable to Founder) plus (ii) the product of the Per Share Year 2 Earnout Payment multiplied by the number of shares of Company Capital Stock (assuming the Effective Time Actions) held by the Participating Stockholders immediately prior to the Effective Time (which amount shall be payable to the Participating Stockholders in accordance with their Participating Stockholder Pro Rata Share) plus (iii) the Year 2 EPV Delta Participating Stockholder Payment (which amount shall be payable to the Participating Stockholders in accordance with their Participating Stockholder Pro Rata Share) plus (iv) the Year 2 EPV Delta Founder Payment (which amount shall be payable to Founder).
(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Approval	8.02(k)
401(k) Plan	3.20(j)
Advisory Group Agreement	11.01(c) Preamble
Auditor	2.12(e)
CGCL	Recitals
Cap	10.03(b)
Certificate of Merger	2.04
Claim Amount	10.04(a)(ii)
Claim Dispute Notice	10.04(c)
Closing	2.03
Closing Date	2.03
Company	Preamble
Company Board of Directors	Recitals

Term	Section
Company Board Recommendation	3.02(b)
Company Closing Certificate	8.02(g)(iv)
Company Cure Period	9.01(e)
Company Option	2.13(a)
Company Privacy Policies	3.16(c)
Company Real Property	3.12(a)
Company Stockholder Approval	3.02(a)
Company Stock Certificate	2.07
Confidentiality Agreement	6.02(a)
Consideration Spreadsheet	5.07
Continuing Employee	6.03(a)
Converted Company Option	2.13(a)
DGCL	Recitals
Dissenting Share Payments	2.11(b)
Earnout Certificate	2.12(d)
Earn-Out Dispute Notice	2.12(e)
Earn-Out Period	2.12(f)
Earn-Out Review Period	2.12(e)
Effective Time	2.04
Eligible Holder	2.13(a)
Employee Bonus Pool	2.12(c)
Employee Plans	3.20(b)
Exchange Agent	2.08(a)
End Date	9.01(b)
Escrow Agent	2.08(d)
Escrow Agreement	2.08(d)
Excess Third Party Expenses	6.05(a)
Expiration Date	10.01(a)
Financial Statements	3.06(a)
Founder	Recitals
Founder Offer Letter	Recitals
Fundamental Representations	10.01(a)
Indemnitors	10.02
Information Statement	5.02(b)
Joinder and Waiver Agreement	Recitals
Key Employees	Recitals
Leases	3.12(b)
Malicious Code	3.14(k)
Material Contract	3.09(a)
Merger	Recitals
Merger Sub	Preamble

Term	Section
Merger Sub Board of Directors	Recitals
Merger Sub Common Stock Non-Eligible Employee	2.06(c) 2.12(c)
Noncompetition Agreements	Recitals
Offer Letters	Recitals
Officer’s Claim Certificate	10.04(a)
Parent	Preamble
Parent Board of Directors	Recitals
Parent Closing Certificate	8.03(c)(ii)
Parent Cure Period	9.01(f)
Parent Option	2.13(a)
Payoff Letter	6.05(b)
Permits	3.18
Pre-Closing Return	7.04
Post-Closing Tax Period	7.04
Related Person	3.24
Statement of Expenses	6.05(a)
Stockholders’ Consent	Recitals
Stockholder Representative	11.01(a)
Surviving Corporation	2.01
Tax Contest	7.04
Third Party Expenses	6.05(a)
Threshold	10.03(a)

Section 1.02    Definitional and Interpretative Provisions.
(a)    The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(b)    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.
(c)    All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.
(d)    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(e)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.
ARTICLE 2.
DESCRIPTION OF THE TRANSACTION

Section 2.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
Section 2.02    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
Section 2.03    Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 1000 Winter Street, Waltham, MA 02451 at 8:00 a.m. local time on a date to be specified by the parties, which shall be no later than the third Business Day after the satisfaction or waiver of the last of the conditions set forth in Article 8 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”
Section 2.04    Effective Time. Contemporaneous with, or as promptly as practicable after the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit G (the “Certificate of Merger”) and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Effective Time”).
Section 2.05    Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:
(a)    the certificate of incorporation of the Surviving Corporation in effect immediately after the Effective Time shall be the certificate of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company;
(b)    the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(c)    the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals identified on Exhibit H.
Section 2.06    Conversion of Shares.
(a)    Subject to Sections 2.08, 2.11 and 2.12, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by Participating Stockholders (assuming the Effective Time Actions) will be converted at the Effective Time into the right to receive from Parent an amount equal to (A) the Per Share Closing Payment, less (B) the Per Share Escrow Payment, plus (C) the Per Share Year 1 Earn-Out Payment plus the Year 1 EPV Delta Participating Stockholder Payment, if the Year 1 Cash Earnout Payment is required to be made pursuant to Section 2.12(a) hereof, plus (D) the Per Share Year 2 Earnout Payment plus the Year 2 EPV Delta Participating Stockholder Payment, if the Year 2 Cash Earnout Payment is required to be made pursuant to Section 2.12(b) hereof.
(b)    Subject to Sections 2.08, 2.11 and 2.12, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, all shares of the Company Capital Stock issued and outstanding immediately prior to the Effective Time that are held by the Founder (assuming the Effective Time Actions) will be converted at the Effective Time into the right to receive from Parent:
(i)    An amount in cash equal to (A) 50% of the Founder Cash Payment, less (B) the Founder Escrow Contribution, plus (C) 25% of the Founder Cash Payment plus the Year 1 EPV Delta Founder Payment, in the event Parent is required to make the Year 1 Cash Earnout Payment pursuant to Section 2.12(a) hereof, plus (D) 25% of the Founder Cash Payment plus the Year 2 EPV Delta Founder Payment, in the event Parent is required to make the Year 2 Cash Earnout Payment pursuant to Section 2.12(b) hereof;
(ii)    A number of shares of Parent Stock equal to the quotient obtained by dividing (x) the amount of the Founder Closing Stock Payment by (y) the Parent Average Stock Price, with any fraction of a share of Parent Stock being treated as provided in Section 2.06(d) below. Such shares shall be held in escrow by Parent; provided, however, that (A) 50% of such shares shall be released from escrow and delivered to the Founder on the one-year anniversary of the Closing and (B) all remaining such shares shall be released from escrow and delivered to the Founder on the two-year anniversary of the Closing;
(iii)    A number of shares of Parent Stock equal to the quotient obtained by dividing (x) the amount of the Founder Year 1 Earnout Stock Payment by (y) the Parent Average Stock Price, with any fraction of a share of Parent Stock being treated as provided in Section 2.06(d) below; provided, however, that all such shares shall be held in escrow by the Parent until, and such shares shall be released to Founder no later than, such time as Parent is required to make the Year 1 Cash Earnout Payment pursuant to Section 2.12(a) or Section 2.12(f) hereof. In the event that Parent is not required to make the Year 1 Cash Earnout Payment, as finally determined pursuant to Section 2.12, the right to receive such shares shall be forfeited as of the date of such determination; and
(iv)    A number of shares of Parent Stock equal to the quotient obtained by dividing (x) the amount of the Founder Year 2 Earnout Stock Payment by (y) the Parent Average Stock Price, with any fraction of a share of Parent Stock being treated as provided in Section 2.06(d) below; provided, however, that all such shares shall be held in escrow by the Parent until, and such shares shall be released to Founder no later than, such time as Parent is required to make the Year 2 Cash Earnout Payment pursuant to Section 2.12(b) or Section 2.12(f) hereof. In the event that Parent is not required to make the Year 2 Cash Earnout Payment, as finally determined pursuant to Section 2.12, the right to receive such shares shall be forfeited as of the date of such determination.
(c)    All such shares of Company Capital Stock, when so converted pursuant to Section 2.06(a) or Section 2.06(b) above, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Capital Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.06 and, if applicable, Section 2.12, upon the surrender of such certificate in accordance with Section 2.08 and this Section 2.06. Each share of Company Capital Stock held by the Company, Merger Sub or Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof. Each share of the common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) outstanding immediately prior to the Effective Time shall be converted into, and exchanged for, one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.
(d)    No certificates or scrip representing fractional shares of Parent Stock shall be issued to the Founder, but an amount in cash equal to the aggregate Parent Average Stock Price shall instead be paid to the Founder on the date of payment of all such fractional shares. Any certificate issued to the Founder representing shares of Parent Stock shall be imprinted with the following legend (or the substantial equivalent thereof):
“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF, IN WHOLE OR IN PART, OTHER THAN PURSUANT TO REGISTRATION UNDER SAID ACT OR IN CONFORMITY WITH THE LIMITATIONS OF RULE 144 OR OTHER SIMILAR RULE OR EXEMPTION AS THEN IN EFFECT.”
Section 2.07    Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such capital stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.08.
Section 2.08    Exchange of Certificates; Escrow Fund.
(a)    Prior to the Effective Time, Parent shall appoint Wilmington Trust, National Association as agent (the “Exchange Agent”) for the purpose of exchanging the portion of the Aggregate Merger Consideration to be paid pursuant to Section 2.06 for Company Stock Certificates. Promptly after the Effective Time, and in no event later than the fifth Business Day following the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Capital Stock at the Effective Time a letter of transmittal and instructions (in a form reasonably acceptable to Parent and the Surviving Corporation, which shall include an acknowledgement and agreement to be bound by the provisions of Article 10 and Section 11.01 of this Agreement) for use in such exchange.
(b)    Upon surrender of a Company Stock Certificate for cancellation to the Exchange Agent, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, (i) the holder of such Company Stock Certificate shall be entitled to receive in exchange for each share of Company Capital Stock formerly represented by such Company Stock Certificate an amount in cash or other consideration that such holder has the right to receive therefor pursuant to the provisions of Section 2.06, and (ii) the Company Stock Certificate so surrendered shall forthwith be canceled. The Exchange Agent shall, promptly after receipt of each properly surrendered Company Stock Certificate, cause the payment described in the preceding sentence to be sent by check to the holder of such Company Stock Certificate to the mailing address designated by such holder in the letter of transmittal delivered with such Company Stock Certificate. Until so surrendered, each outstanding Company Stock Certificate that prior to the Effective Time represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive upon such surrender the amounts described in Section 2.06. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any merger consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate.
(c)    Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of shares of Company Capital Stock for any merger consideration attributable to each of such shares or for any other cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
(d)    On the Closing Date, Parent shall deliver to Wilmington Trust, National Association (the “Escrow Agent”), as the escrow agent under the Escrow Agreement in the form attached hereto as Exhibit I (the “Escrow Agreement”), the Escrow Fund to be held by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.
Section 2.09    Withholding Rights. Each of Parent, the Exchange Agent, the Escrow Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Equityholder, former Equityholder, or any other Person pursuant to this Agreement such amounts as Parent, the Exchange Agent, the Escrow Agent or the Surviving Corporation, as the case may be, are required to deduct or withhold therefrom under the Code, or any Tax law, with respect to the making of such payment; provided, however, that before making any such deduction or withholding Parent, the Exchange Agent, the Escrow Agent, or the Surviving Corporation, as applicable, shall (i) give the Stockholder Representative notice of the intention to make such deduction or withholding, (ii) reasonably cooperate with the Stockholder Representative in efforts to obtain reduction of or relief from such deduction or withholding, (iii) timely remit to the appropriate Tax authority any and all amounts so deducted or withheld and timely file all Tax Returns and provide to the Stockholder Representative such information statement and other documents required to be filed or provided under applicable Tax law. To the extent that such amounts are so withheld by Parent, the Exchange Agent, the Escrow Agent or the Surviving Corporation, as the case may be, and paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Parent, the Exchange Agent, the Escrow Agent or the Surviving Corporation. The parties hereto agree to provide or to assist Parent, the Exchange Agent, the Escrow Agent and the Surviving Corporation in obtaining, Forms W-8 and/or W-9 or such other forms relating to any obligations to withhold as Parent, the Exchange Agent, the Escrow Agent and the Surviving Corporation may reasonably request.
Section 2.10    Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.
Section 2.11    Dissenting Shares.
(a)    Notwithstanding anything to the contrary contained in this Agreement, to the extent that (i) the provisions of Chapter 13 of the CGCL are or prior to the Effective Time may become applicable to the Merger by reason of Section 2115 of the CGCL, or (ii) the provisions of Section 262 of the DGCL are or prior to the Effective Time may become applicable to the Merger, then any share of Company Capital Stock that, as of the Effective Time, is or may become a “dissenting share” within the meaning of Section 1300(b) of the CGCL or may carry appraisal rights under Section 262 of the DGCL shall not be converted into or represent the right to receive the consideration set forth in Section 2.06, and the holder or holders of such share shall be entitled only to such rights as may be granted to such holder or holders in Chapter 13 of the CGCL or Section 262 of the DGCL; provided, however, that if the status of any such share as a “dissenting share” or share carrying appraisal rights shall not be perfected, or if any such share shall lose its status as a “dissenting share” or share carrying appraisal rights, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such share shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate representing such share) the consideration set forth in Section 2.06.
(b)    The Company shall give Parent prompt notice of any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Capital Stock pursuant to Chapter 13 of the CGCL or Section 262 of the DGCL and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the CGCL or the DGCL. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer. Notwithstanding anything to the contrary, to the extent that Parent, the Surviving Corporation or the Company makes any payment or payments to a holder of any Dissenting Shares with respect to such Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with Section 2.06, as adjusted pursuant to this Agreement (“Dissenting Share Payments”), Parent shall be entitled to recover under the terms of Article 10 hereof the amount of such Dissenting Share Payments.
Section 2.12    Earn-Out and Employee Payments.
(a)    2015 Earnout Payment. If any one (1) Qualified Product has been launched in each of the first four Qualified Quarters following the Closing, then the Parent shall pay to the Exchange Agent, for payment to the Participating Stockholders and the Founder, the Year 1 Cash Earnout Payment, subject to the set-off rights of Parent under Section 10.03, within five (5) Business Days after the number of Qualified Products launched has been finally determined in accordance with the procedures set forth in this Section 2.12.
(b)    2016 Earnout Payment. If any one (1) Qualified Product has been launched in each of the four Qualified Quarters following the one year anniversary of the Closing, then the Parent shall pay to the Exchange Agent, for payment to the Participating Stockholders and the Founder, the Year 2 Cash Earnout Payment, subject to the set-off rights of Parent under Section 10.03, within five (5) Business Days after the number of Qualified Products launched has been finally determined in accordance with the procedures set forth in this Section 2.12.
(c)    Employee Bonus/Earnout Payments. Parent agrees to make an additional payment or payments of up to $1,400,000 in the aggregate (the “Employee Bonus Pool”) to the employees named on Exhibit L-1 and Exhibit L-2, subject to the limitations provided in this Section 2.12, as follows: (i) up to an aggregate of $530,000 of the Employee Bonus Pool shall be paid to the employees named on Exhibit L-1 on the one year anniversary of the Closing, (ii) up to an aggregate of $540,000 of the Employee Bonus Pool shall be paid to the employees named on Exhibit L-1 on the two year anniversary of the Closing, (iii) up to an aggregate of $165,000 of the Employee Bonus Pool shall be paid to the employees named on Exhibit L-2 in the event Parent is required to make the Year 1 Cash Earnout Payment pursuant to Section 2.12

(a) or Section 2.12(f), and (iv) up to an aggregate of $165,000 of the Employee Bonus Pool shall be paid to the employees named on Exhibit L-2 in the event Parent is required to make the Year 2 Cash Earnout Payment pursuant to Section 2.12(b) or Section 2.12(f). On the date of the first regularly-scheduled payroll following the fifth (5th) Business Day after a payment pursuant to this Section 2.12(c) is required to be made, Parent shall pay by check or wire transfer of immediately available funds or inclusion in such regularly-scheduled payroll, at the option of Parent, the amount of any portion of the Employee Bonus Pool due and payable to the applicable employees, in each case as set forth in the applicable employee’s offer letter delivered by Parent to such employee on or about the Closing Date; provided, however, that an employee shall be entitled to his or her portion of the Employee Bonus Pool only if such employee remains employed with Parent or the Surviving Corporation as of the date Parent is required to make the applicable Employee Bonus Pool payment. Any portion of the Employee Bonus Pool not paid to an employee as a result of the previous sentence (a “Non-Eligible Employee”), including by virtue of not becoming an employee of Parent effective as of the Closing, shall be reapportioned to one or more of the then-current employees of the Surviving Corporation (any of whom, for purposes of clarity, may or may not be an individual listed on Exhibit L-1 or L-2) at the reasonable discretion of the Founder and on reasonable terms; provided, however, that if the Founder is not an employee of the Parent or the Surviving Corporation at the time of such reapportionment, then Parent shall reapportion such Employee Bonus Pool in its sole discretion; provided, further, that by virtue of any such reapportionment, (x) no employee’s (other than a Non-Eligible Employee’s) percentage of the Employee Bonus Pool shall be reduced, and (y) the total amount of the Employee Bonus Pool shall not be decreased. Each payment of the Employee Bonus Pool is personal to the applicable employee, and is and shall remain nontransferable for any reason other than by operation of Law or by will or the Laws of descent and distribution.
(d)    Quarterly Reports; Earn-Out Certificate. On or prior to the tenth (10th) day following the last day of each Qualified Quarter, the Surviving Corporation shall deliver to the Stockholder Representative a report setting forth the Qualified Products, if any, launched in such Qualified Quarter and providing, in reasonable detail, support for the Surviving Corporation’s determination (the “Earnout Certificate”).
(e)    Dispute Resolution. If, during the thirty (30) day period after receipt of an Earn-Out Certificate indicating the Surviving Corporation’s determination of the Qualified Products launched during the applicable Qualified Quarter (the “Earn-Out Review Period”), the Stockholder Representative disagrees with the Surviving Corporation’s determination of the number of launched Qualified Products contained in the Earn-Out Certificate, the Stockholder Representative shall notify Parent and the Surviving Corporation in writing of such disagreement, which notice shall set forth in reasonable detail the specific reasons for such disagreement (each, an “Earn-Out Dispute Notice”). If the Stockholder Representative fails to deliver an Earn-Out Dispute Notice within the applicable Earn-Out Review Period, the Surviving Corporation’s determination of the launched Qualified Products during the applicable Qualified Quarter shall be deemed to have been accepted by the Stockholder Representative and shall be final and binding on the parties hereto for all purposes of this Agreement. If the Stockholder Representative delivers an Earn-Out Dispute Notice within applicable Earn-Out Review Period,

Parent and the Stockholder Representative shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Parent and the Stockholder Representative shall be final and binding. If Parent and the Stockholder Representative are unable to resolve any disagreement as contemplated by this Section 2.12(e) within thirty (30) days after Parent’s receipt of the applicable Earn-Out Dispute Notice, the resolution of such disagreement shall be submitted to a nationally recognized neutral accounting firm mutually acceptable to Stockholder Representative and Parent (any such firm, the “Auditor”); provided, that, in either case, such firm shall be engaged pursuant to an engagement agreement executed by Stockholder Representative, Parent and the Auditor, as the case may be. The decision of the Auditor shall be final and binding upon each party hereto and the decision of the Auditor shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and costs of the Auditor shall be paid by the non-prevailing party.
(f)    Obligations During Earn-Out Period. During the period commencing on the Closing Date and ending at 5:00 p.m. Eastern time on the two-year anniversary of the Closing Date (the “Earn-Out Period”), Parent shall (i) conduct the business of the Surviving Corporation in the ordinary course, including (A) maintaining an office in the San Francisco Bay Area, (B) maintaining employee staffing levels at the same or greater level than that the Company maintained as of the date of this Agreement, and (C) committing the staffing and resources necessary in order to launch a Qualifying Product during each Qualified Quarter, and (ii) not willfully take any action or omit to take any action in order to avoid paying the Earnout Payments. If Parent materially breaches the covenant set forth in the foregoing sentence, then the Stockholder Representative shall provide Parent with written notice of such breach. If such breach is not by its nature curable or, if curable, is not cured by the fifteenth (15th) day after written notice thereof is received by the Parent, then any portion of the Year 1 Cash Earnout Payment not yet paid to the Participating Stockholders and Founder under Section 2.12(a) shall become due and payable to the Participating Stockholders and Founder on the one-year anniversary of the Closing Date, and any portion of the Year 2 Cash Earnout Payment not yet paid to the Participating Stockholders and Founder under Section 2.12(b) shall become due and payable to the Participating Stockholders and Founder on the two-year anniversary of the Closing Date. Notwithstanding any other terms in this Agreement to the contrary, the obligations of the Parent in the preceding sentence of this Section 2.12(f) shall be the sole and exclusive remedy of the Participating Stockholders and the Founder in the event of Parent’s failure to comply with its obligations set forth in the first sentence of this Section 2.12(f).
Section 2.13    Treatment of Company Options.
(a)    Each outstanding option to purchase shares of Company Capital Stock under the Company Option Plan (a “Company Option”), whether or not exercisable or vested, that is outstanding immediately prior to the Effective Time and held by an individual who will continue to provide services to or be employed by the Company immediately following the Effective Time (each such holder, an “Eligible Holder,” and each such Company Option, a “Converted Company Option”), shall be substituted automatically, in a manner consistent with Sections 424 and 409A of the Code, pursuant to the terms and conditions of this Agreement and without further action by the parties hereto or the holders of Company Options with an option to purchase such number of shares of Parent Stock (a “Parent Option”) as is determined by multiplying (a) the number of shares of Company Common Stock subject to such Converted Company Option immediately prior to the Effective Time by (b) the Option Ratio, rounded down to the nearest whole number of shares of Parent Stock. With respect to each Parent Option substituted for a Converted Company Option: (i) the per share exercise price for the shares of Parent Stock issuable upon exercise of such Parent Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Converted Company Option was exercisable immediately prior to the Effective Time by the Option Ratio, rounded up to the nearest whole cent, and (ii) the Parent Options shall not be exercisable prior to the time such Parent Options are vested. The Parent Options shall be granted under Parent’s 2014 Incentive Award Plan and, from and after the Effective Time, shall be administered in accordance therewith, except that such options shall continue to vest on the vesting schedule applicable to each such Converted Company Option as of immediately prior to the Effective Time. As soon as reasonably practicable after the Closing Date, Parent shall issue to each individual who is a holder of a Parent Option a document evidencing the foregoing.
(b)    Each outstanding Company Option, whether or not exercisable or vested, that is outstanding immediately prior to the Effective Time and that is not a Converted Company Option shall not be converted as provided in Section 2.13(a) above, and shall not otherwise be assumed or continued by Parent. As a result, all of such Company Options shall terminate immediately prior to the Effective Time in accordance with the terms of the Company Option Plan.
(c)    The Company shall take such actions as are necessary to ensure that each Company Option may, by its respective terms, be treated at the Effective Time as set forth in this Section 2.13.
Section 2.14    Tax Treatment. The parties hereto intend that the rights of the holders of Company Capital Stock to receive as consideration for the exchange of their Company Capital Stock any amounts pursuant to Sections 2.12(a) or (b) or Sections 2.06(b)(ii), (iii), or (iv), in addition to any amounts received at the Closing in exchange for such Company Capital Stock, will be eligible for installment sale treatment under the Code. The parties hereto agree not to take a position on any Tax Return that is inconsistent with the foregoing, unless required by applicable Law.
ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 11.06, except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent:
Section 3.01    Corporate Existence and Power.
(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in corporate good standing in each jurisdiction listed in Section 3.01(a) of the Company Disclosure Schedule, which constitute all of the jurisdictions where such qualification is necessary, other than such jurisdictions where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.
(b)    The Company has delivered or made available to Parent accurate and complete copies of: (i) the Company’s certificate of incorporation and bylaws, including all amendments thereto; (ii) the stock records of the Company; and (iii) the minutes of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the Company Board of Directors and all committees thereof. There is no, and has not been any, violation of any of the provisions of the Company’s certificate of incorporation or bylaws.
Section 3.02    Corporate Authorization.
(a)    The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and the Company Board of Directors. This Agreement (assuming due authorization, execution and delivery by each party hereto other than the Company) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors or similar laws, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The affirmative vote of the holders of (i) more than fifty percent (50%) of the outstanding shares of Company Capital Stock, (ii) fifty percent (50%) of the outstanding shares of Company Common Stock, (iii) fifty percent (50%) of the outstanding shares of Seed Series Preferred Stock, (iv) fifty percent (50%) of the outstanding shares of Series A Preferred Stock, (v) fifty percent (50%) of the outstanding shares of Series A-1 Preferred Stock and (vi) fifty percent (50%) of the outstanding shares of Company Preferred Stock, voting as a single class, are the only votes of the holders of any of the Company Capital Stock necessary to adopt this Agreement, and approve the principal terms of the Merger and the other transactions contemplated hereby, including the Charter Amendment (the “Company Stockholder Approval”).
(b)    At a meeting duly called and held, the Company Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the filing of the Charter Amendment, are fair to, advisable and in the best interests of the Company’s stockholders, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the filing of the Charter Amendment and (iii) unanimously resolved to recommend adoption of this Agreement and approval of the principal terms of the Merger and the other transactions contemplated hereby, including the filing of the Charter Amendment, by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

Section 3.03    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, and other applicable U.S. state or federal securities laws, and (iii) any actions or filings the absence of which would be, individually or in the aggregate, material to the Company or impair the ability of the Company to consummate the transactions contemplated by this Agreement.
Section 3.04    Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of the Company, (ii) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach, in each case in any material respect, of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 3.03, require any consent or other action by any Person under, constitute a material default, or an event that, with or without notice or lapse of time or both, would constitute a material default, under, or cause or permit the termination, cancellation, acceleration other change of any material right or obligation or the loss of any material benefit to which the Company is entitled under any provision of any Contract binding upon the Company or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company or (iv) result in the creation or imposition of any Lien on any asset of the Company.
Section 3.05    Capitalization; No Subsidiaries.
(e)    The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 8,462,110 shares of Company Preferred Stock, of which 2,608,693 shares are designated as Seed Series Preferred Stock, 3,853,417 shares are designated as Series A Preferred Stock and 2,000,000 shares are designated as Series A-1 Preferred Stock. As of the date of this Agreement, there are outstanding 6,563,643 shares of Company Common Stock (of which 574,630 shares are Company Restricted Stock), 2,608,693 shares of Seed Series Preferred Stock, 3,853,417 shares of Series A Preferred Stock, 1,913,497 shares of Series A-1 Preferred Stock and Company Options to purchase an aggregate of 1,662,121 shares of Company Common Stock (of which options to purchase an aggregate of 1,662,121 shares of Company Common Stock were exercisable). Each share of Company Preferred Stock is convertible into the right to receive one share of Company Common Stock. As of the date of this Agreement, the Company has reserved 3,205,644 shares of Company Common Stock for issuance pursuant to the Company Option Plan (of which 1,662,121 shares are subject to outstanding Company Options and 498,615 shares remain available for future issuance under the Company Option Plan). Upon filing of the Charter Amendment as set forth in this Agreement, 45,558 shares of Series A Preferred Stock and 25,718 shares of Series A-1 Preferred Stock will be reserved for issuance on exercise of Company Warrants. After giving effect to the acceleration of vesting of Company Restricted Stock held by the individuals listed on Section 3.05(a) of the Company Disclosure Schedule in connection with the transactions contemplated by this Agreement, as of immediately prior to the Effective Time no shares of Company Restricted Stock will be issued or outstanding. All outstanding shares of Company Capital Stock have been, and all shares that may be issued pursuant to the Company Option Plans or Company Warrants will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Company Affiliate owns any shares of Company Capital Stock. The Company Capital Stock is held of record by the persons and with the amounts and represented by the certificates set forth on Section 3.05(a) of the Company Disclosure Schedule. Section 3.05(a) of the Company Disclosure Schedule also contains a complete and correct list of each outstanding share of Company Restricted Stock, Company Option and Company Warrant to purchase shares of Company Capital Stock, including the holder, date of grant, exercise price (if applicable), expiration date, vesting schedule, the number of shares of Company Capital Stock subject thereto, whether such Company Option was initially granted as an “incentive stock option” within the meaning of Section 422 of the Code, and whether the holder of the Company Restricted Stock or Company Option is a current director, employee or consultant of the Company. True, correct and complete copies of the Company Option Plan, the standard grant agreements under the Company Option Plan and each agreement for each share of Company Restricted Stock or Company Option that does not conform in all material respects to the standard grant agreements under the Company Option Plan have been delivered or made available by the Company to Parent.
(f)    Except as set forth in this Section 3.05, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.
(g)    All outstanding shares of Company Capital Stock and all Company Options have been issued and granted in compliance with (i) all applicable securities laws and other Applicable Laws and (ii) all requirements set forth in applicable Contracts.
(h)    Except as described in Section 3.05(d) of the Company Disclosure Schedule, the Company has never repurchased, redeemed or otherwise reacquired any shares of its capital stock and there are no outstanding rights or obligations of the Company to repurchase or redeem any of its securities. All securities so reacquired by the Company were reacquired in compliance with (i) the applicable provisions of the DGCL and all other Applicable Law, (ii) all requirements set forth in the bylaws and certificate of incorporation of the Company and (iii) all applicable Contracts imposing restrictions on the transfer of such securities.
(i)    The Company has no Subsidiaries, and does not own, directly or indirectly, any controlling interest in any Person and the Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Person. The

Company has not agreed and is not obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person.
Section 3.06    Financial Statements.
(a)    The Company has delivered to Parent the Company’s unaudited balance sheets as of December 31, 2011, 2012 and 2013 and the related unaudited statements of income and cash flows for each of the years ended December 31, 2011, 2012 and 2013, and the unaudited interim balance sheet and related unaudited interim statement of income and cash flows for the five months ended on the Balance Sheet Date (collectively, the “Financial Statements”).
(b)    The Financial Statements (i) have been prepared from the books and records of the Company, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates (except that the Financial Statements do not contain footnotes), (iii) have been prepared in accordance with GAAP, in all material respects, applied on a consistent basis throughout the periods indicated and consistent with each other (except that the Financial Statements do not contain footnotes), and (iv) fairly present, in all material respects, the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount).
(c)    The books of account and other financial records of the Company have been kept accurately, in all material respects, in the ordinary course of business consistent with applicable laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein in all material respects.
Section 3.07    Absence of Certain Changes. Between the Balance Sheet Date and the date of this Agreement, the business of the Company has been conducted in the ordinary course consistent with past practices and there has not been:
(e)    any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;
(f)    any amendment of the articles of incorporation, bylaws (whether by merger, consolidation or otherwise) of the Company;
(g)    any splitting, combination or reclassification of any shares of Company Capital Stock or declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Capital Stock, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire any Company Capital Stock;

(h)    (i) any issuance, delivery or sale, or authorization of the issuance, delivery or sale of, any shares of any Company Capital Stock, other than the issuance of any shares of Company Capital Stock upon the exercise of Company Options or Company Warrants that are outstanding on the date of this Agreement in accordance with the terms of those options or warrants on the date of this Agreement or (ii) amendment of any term of any Company Security (in each case, whether by merger, consolidation or otherwise), except as expressly contemplated by this Agreement;
(i)    any incurrence of any capital expenditures or any obligations or liabilities in respect thereof by the Company, except for any unbudgeted capital expenditures not to exceed $5,000 individually or $10,000 in the aggregate;
(j)    any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, of any securities, properties, interests, businesses, or other assets in excess of $5,000 individually or $10,000 in the aggregate, other than acquisitions of products for inclusion in Boxes or otherwise for sale on the Company Websites in the ordinary course of business consistent with past practice;
(k)    any sale, lease or other transfer of, or creation or incurrence of any Lien, other than a Permitted Lien, on, any assets, securities, properties, interests or businesses of the Company, other than sales of products or services in the ordinary course of business consistent with past practice;
(l)    the making by the Company of any loans, advances or capital contributions to, or investments in, any other Person;
(m)    the creation, incurrence, assumption or sufferance to exist by the Company of any indebtedness for borrowed money or guarantees thereof, other than the Closing Debt;
(n)    any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company in excess of $15,000 in the aggregate;
(o)    (i) the entering into of any Contract that limits or otherwise restricts in any material respect the Company or any of its Affiliates or any successor thereto or that would reasonably be expected to, after the Effective Time, limit or restrict in any material respect the Company, the Surviving Corporation, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) the entering into, amendment or modification in any material respect or termination of any Material Contract or waiver, release or assignment of any material rights, claims or benefits of the Company;
(p)    (i) the grant, acceleration or increase of any severance or termination pay to (or entry into any agreement to grant, accelerate or increase any severance or termination pay or amendment of any existing arrangement providing for severance or termination pay with with) any director, officer, advisor, consultant or employee of the Company, (ii) any increase in benefits payable under any Employee Plan or any other existing employment, deferred compensation, severance, consulting, change in control, salary continuation, or termination pay agreement, policy, (iii) the entering into of any employment, deferred compensation, severance, consulting, change in control, salary continuation, termination pay or other agreement, policy or offer (or amendment of any such existing agreement, policy or offer) with any director, officer, advisor, consultant or employee of the Company, (iv) the establishment, adoption or amendment (except as required by Applicable Law) of any Employee Plan or any other collective bargaining, bonus, commission, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer, advisor, consultant or employee of the Company or (v) any increase in compensation, bonus, commission or other compensation or benefits payable to any director, officer, advisor, consultant or employee of the Company;
(q)    any change in the Company’s methods of accounting or accounting practices, except as required by concurrent changes in GAAP;
(r)    purchase, license, sale, grant, assignment or other disposition or transfer or abandonment, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer or abandonment, of any Company Intellectual Property, other than in the ordinary course of business;
(s)    any settlement, or offer or proposal to settle, (i) any Proceeding or claim involving or against the Company, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any Proceeding that relates to the transactions contemplated hereby;
(t)    any material Tax election made or changed; any claim, notice, audit report or assessment in respect of Taxes settled or compromised (or agreement with respect thereto); any material Tax Return filed; any Tax allocation agreement, Tax sharing agreement, advance pricing agreement, cost sharing agreement, pre-filing agreement, Tax indemnity agreement or closing agreement relating to any material Tax entered into; any tax petition, tax complaint or administrative tax appeal filed; any right to claim a material Tax refund surrendered or foregone; or any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment consented to; or
(u)    any agreement or commitment to take any of the actions referred to above, other than clauses (a) and (j).
Section 3.08    No Undisclosed Liabilities.
(a)    The Company has no liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Balance Sheet; (ii) accounts payable or accrued salaries that have been incurred by the Company since the Balance Sheet Date in the ordinary course of business and consistent with past practice; (iii) liabilities or obligations less than $5,000 in any individual instance or $25,000 in the aggregate; (iv) liabilities not required to be reflected or reserved against on a balance sheet of the Company prepared in accordance with GAAP; or (v) the liabilities identified in Section 3.08 of the Company Disclosure Schedule.

(b)    All accounts payable of the Company that arose after the Balance Sheet Date have been recorded on the accounting books and records of the Company. All outstanding accounts payable of the Company represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company
(c)    Section 3.08(c) of the Company Disclosure Schedule lists, as of the date hereof: (i) each item of Indebtedness of the Company and specifies each agreement with respect thereto and the holder thereof and (ii) each Lien to which the Company or any of its properties, assets or undertakings is subject or bound and each agreement with respect thereto.
(d)    The Company has not, at any time: (i) made a general assignment for the benefit of creditors; (ii) filed, or had filed against it, any bankruptcy petition or similar filing; (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets; (iv) admitted in writing its inability to pay its debts as they become due; or (v) been convicted of, or pleaded guilty or no contest to, any felony.
Section 3.09    Material Contracts.
(a)    Except as set forth in Section 3.09 of the Company Disclosure Schedule, the Company is neither party to nor bound by any of the following (a Contract responsive to any of the following categories being hereinafter referred to as a “Material Contract”):
(i)    any lease of personal property providing for annual rentals of $10,000 or more;
(ii)    any Company IP Contract;
(iii)    any Contract imposing any restriction on the Company’s right or ability, or, after the Effective Time, Parent’s or the Surviving Corporation’s right or ability (A) to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or Parent after the Closing Date, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business with any other Person, or (C) develop or distribute any technology;
(iv)    any Contract, except any Employee Plans, providing for either (A) required annual payments by the Company of $50,000 or more or (B) pursuant to which aggregate payments have been made by the Company of $100,000 or more during the last twelve months;
(v)    any partnership, joint venture or any sharing of revenues, profits, losses, costs or liabilities or any other similar Contract, other than marketing affiliate agreements entered into in the ordinary course of business pursuant to which the Company pays a third party a “bounty” or other referral fee for new members sourced by such third party;

(vi)    any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) entered into after January 1, 2011 or pursuant to which the Company has any current or future rights or obligations;
(vii)    any Contract relating to indebtedness for (A) borrowed money or (B) the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), in each case other than purchase orders for products sold or distributed by the Company and made in the ordinary course of business;
(viii)    any Contract relating to the acquisition, issuance or transfer of any securities (other than Company Options or Company Warrants outstanding as of the date of this Agreement);
(ix)    any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company, or (B) the Company has directly or indirectly guaranteed liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business);
(x)    any Contract relating to the creation of any Lien, other than a Permitted Lien, with respect to any material asset of the Company;
(xi)    any Contract which contains any provisions requiring the Company to indemnify any other party, other than pursuant to Standard Contracts and Contracts with service providers for the fulfillment of orders (e.g., shipping, printing, etc.);
(xii)    any Contract with any Related Person, other than in such person’s capacity as a director, officer or employee of the Company;
(xiii)    any employment, severance, change in control, retention, bonus or other agreement with any current or former employee, officer, director, advisor or consultant of the Company pursuant to which the Company has any current or future rights or obligations, other than Standard Contracts; and
(xiv)    any other Contract not made in the ordinary course of business that is material to the Company.
(b)    The Company has delivered or made available to Parent accurate and complete copies of all written Contracts identified in Section 3.09(a) of the Company Disclosure Schedule, including all amendments thereto. Section 3.09(a) of the Company Disclosure Schedule provides an accurate description of the terms of any Company Contract identified in Section 3.09(a) of the Company Disclosure Schedule that is not in written form.
(c)    Each Material Contract is a valid and binding agreement of the Company, and is in full force and effect (except to the extent any provisions thereof have expired or been terminated in the ordinary course), and the Company is not and, to the Knowledge of the

Company, no other party thereto is in default or breach in any material respect under the terms of any such Contract, and, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will (i) result in a material violation or breach of or default under any of the provisions of any Material Contract, (ii) give any Person the right to accelerate the maturity or performance of any Material Contract, or (iii) give any Person the right to cancel, terminate or modify any Material Contract.
(d)    Each Contract (other than any Material Contract) for the use, marketing, advertisement, promotion, offer for sale, sale, import, distribution or other disposal or exploitation of any Distributed Merchandise is a valid and binding agreement of the Company, and is in full force and effect (except to the extent any provisions thereof have expired or been terminated in the ordinary course), and the Company is not and, to the Knowledge of the Company, no other party thereto is in default or breach in any material respect under the terms of any such Contract, and, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will (i) result in a material violation or breach of or default under any of the provisions of any such Contract, (ii) give any Person the right to accelerate the maturity or performance of any such Contract, or (iii) give any Person the right to cancel, terminate or modify any such Contract, except to the extent that any such violations, breaches or rights to accelerate, cancel, terminate or modify any such Contracts would not, individually or in the aggregate, result in a Material Adverse Effect on the Company.
(e)    Since January 1, 2011, the Company has not received any written notice regarding any violation or breach of, or default under, any Material Contract.
(f)    No Person is renegotiating, or has asserted a right to renegotiate, any amount paid or payable to the Company under any Material Contract or any other material term or provision of any such Material Contract.
(g)    Hope Services has not given the Company written notice of any plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with the Company. Neither the Company nor Hope Services has any outstanding material disputes with the other party.
Section 3.10    Compliance with Applicable Laws.
(c)    The Company has complied in all material respects with all statutes, Applicable Laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts, policies or decrees of any Governmental Entity (other than those which are the subject of Sections 3.03, 3.04, 3.05(c), 3.05(d), 3.10(b), 3.14(i), 3.16, 3.19, 3.20(f), 3.20(q) and 3.21(a), with which the Company has complied as set forth therein), that affect the business, properties or assets of the Company. No notice, charge, claim, action or assertion has been received by the Company in writing or, to the Company’s Knowledge, has been filed, commenced or overtly threatened against the Company alleging any violation of any of the foregoing. The Company has all material permits, licenses, consents, authorizations, registrations, approvals and other instruments (each of which is in full force and effect). The Company has not received any written notice from any Governmental Entity for any violation of any applicable laws or regulations.
(d)    The Company has not and, to the Knowledge of the Company, no agent, employee or other Person associated with or acting on behalf of the Company has, directly or indirectly:
(i)    made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company’s business;
(ii)     made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise;
(iii)    violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption statute; or
(iv)    made any bribe, payoff, influence payment, kickback or other similar unlawful payment.
Section 3.11    Litigation.
(g)    Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, there is no pending Proceeding, including any action or proceeding before, or to the Knowledge of the Company any investigation by or inquiry from, any Governmental Entity, and, to the Knowledge of the Company, no Person has threatened in writing to commence any Proceeding, inquiry or investigation: (i) that involves the Company or any of the assets owned or used by the Company or any Person whose liability the Company has retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that could reasonably have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.
(h)    Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, no Proceeding, or to the Knowledge of the Company inquiry or investigation, has ever been commenced by or has ever been pending against the Company.
(i)    There is no order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or, to the Company’s Knowledge, used by the Company, is subject. To the Knowledge of the Company, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company.
(j)    To the Knowledge of the Company, no (i) product or other item contained in a Box or (ii) other “a-la-carte” product sold on the Company Websites has been subject to a recall.

Section 3.12    Real Property; Leases.
(d)    None of the real property leased or subleased by the Company, in each case together with all build-out, fixtures and improvements created thereon (“Company Real Property”), is owned by the Company, nor has the Company ever owned any real property. All of the Company Real Property is leased or subleased by the Company pursuant to a Lease set forth on Section 3.12(b) of the Company Disclosure Schedule. Except as set forth on Section 3.12(a) of the Company Disclosure Schedule, the Company does not have and has not previously had, any right or ownership, right of use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right, estate or interest in, or affecting, any land or buildings other than the Leases.
(e)    Section 3.12(b) of the Company Disclosure Schedule sets forth all leases, subleases and other agreements pursuant to which the Company derives its rights in the Company Real Property (the “Leases”), including, with respect to each such Lease, the identity of the current landlord or sublandlord, and the date of such Lease and each amendment thereto.
(f)    The Leases are valid, binding and enforceable in accordance with their respective terms, and there does not exist under any such Lease any default by the Company or, to the Company's Knowledge, by any other Person, or any event or fact that, with or without notice or lapse of time or both, would constitute a material default by the Company or, to the Company's Knowledge, by any other Person. No notice or agreement to terminate any Lease has been served on the Company, or, to the Company’s Knowledge, entered into by any Person with respect thereto. The Company has delivered to Parent complete copies of all Leases, including all amendments and agreements related thereto, and the Leases constitute the entire agreement between the Company and each landlord or sublandlord with respect to the Company Real Property. All rent and other charges due and payable under the Leases have been paid, except for liabilities reflected or reserved against in the Company Balance Sheet. There are no matters or restrictions affecting the Company Real Property or the Leases that would reasonably be expected to interfere to any material extent with the continued use and occupancy by the Company of the Company Real Property for the Company's business.
(g)    The Company is the holder of the tenant's interest under the Leases and has not assigned the Leases or subleased all or any portion of the premises leased thereunder. The Company has not made any material alterations, additions or improvements to the premises leased under the Leases that are required to be removed at the termination of the applicable Lease term.
Section 3.13    Assets; Absence of Liens and Encumbrances.
(a)    The Company has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets used or held for use in its business, free and clear of any Liens, except as reflected in the Company Balance Sheet and except for Permitted Liens.

(b)    All facilities, machinery, equipment, fixtures, vehicles, and other personal properties owned, leased or used by the Company (i) are adequate for the conduct of the business of the Company as currently conducted in all material respects and (ii) are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used and not in need of replacement.
Section 3.14    Intellectual Property.
(a)    Section 3.14(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which the Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise), including the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration or serial number, and any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest, and (ii) all material unregistered trademarks owned or purported to be owned by the Company.
(b)    Section 3.14(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement all Company IP Contracts pursuant to which Company IP is licensed to the Company, other than pursuant to a Standard Contract. No Person who has licensed Intellectual Property or Intellectual Property Rights to the Company has ownership rights or license rights to improvements made by the Company in such Intellectual Property or Intellectual Property Rights.
(c)    Section 3.14(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Company IP Contract (other than Standard Contracts) pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned IP. Other than pursuant to such Contracts listed in Section 3.14(c) of the Company Disclosure Schedule, the Company is not bound by, and no Company Owned IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Owned IP anywhere in the world. The Company has not transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Intellectual Property or Intellectual Property Rights to any Person.
(d)    The Company has provided to Parent an accurate and complete copy of each standard form of Contract relating to Intellectual Property or Intellectual Property Rights used by the Company at any time and when such form was used (if such form is no longer used as of the date of this Agreement), including each standard form of (i) end user license agreement or terms of service, (ii) distributor or reseller agreement, (iii) affiliate agreement, (iv) marketing agreement, (v) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision, (vi) development, consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision, and (vi) confidentiality or nondisclosure agreement.

(e)    The Company exclusively owns all right, title, and interest to and in the Company Owned IP free and clear of any Liens (other than licenses granted by the Company to third parties pursuant to (i) the Contracts listed in Section 3.14(c) of the Company Disclosure Schedule or (ii) Standard Contracts) and has the right to use all other Company IP pursuant to a valid and enforceable written Contract as the same is used, sold, licensed and otherwise exploited by the Company in its business as currently conducted. The Company IP includes all of the Intellectual Property and Intellectual Property Rights necessary and sufficient to enable the Company to conduct the business of the Company as currently conducted; provided, however, that the foregoing representation is made to the Company’s Knowledge with respect to patents. Each Person who is or was an employee, officer, director or contractor of the Company and who is or was involved in the creation or development of any Company Owned IP has signed an enforceable agreement containing an assignment to the Company of all Intellectual Property Rights in such individual’s or entity’s contribution to the Company Owned IP.
(f)    All registrations contained within the Registered IP are subsisting, valid and enforceable. The Company has made all filings and payments and taken all other formal actions required to be made or taken to maintain each item of Company Owned IP that is Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all Applicable Laws. Except as set forth on Section 3.14(f) of the Company Disclosure Schedule, there are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered IP within sixty (60) days after the date of this Agreement. No issuance or registration obtained and no application filed by the Company for any Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application.
(g)    To the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company Owned IP. Section 3.14(g) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (and the Company has provided to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any representative of the Company regarding any actual, alleged, or suspected infringement or misappropriation of any Company Owned IP, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.
(h)    Except with respect to any Contract to which Parent (or any of its Affiliates prior to the Closing) is a party or by which Parent (or any of its Affiliates prior to the Closing) is bound prior to the Closing Date, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Company IP; (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Company IP Contract; (iii) payment of additional amounts or consideration other than fees, royalties or payments which the Company would have otherwise been required to pay had the transactions contemplated by this Agreement not occurred; (iv) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (v) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company IP.
(i)    None of the following infringes, or constitutes or results from a misappropriation of, any Intellectual Property or Intellectual Property Rights of any Person or constitutes unfair competition: (i) any Company Owned IP; (ii) the Company’s use, practice or other exploitation of any Company IP; (iii) the Company’s making, having made, use, offer for sale, sale, import, lease, license, distribution, provision, rendering, reproduction, performance, display, transmission, modification, creation of derivative works of or other disposal or exploitation of any Company Products; or (iv) the Company’s conduct, operations or practices in operating its business; provided, however, that the foregoing representation is made to the Company’s Knowledge with respect to patents. For the avoidance of doubt, the Company is not making any representation or warranty that any particular item of Distributed Merchandise, in the form delivered to Company by the applicable third-party vendor without modification or combination with any other Intellectual Property, product or service including the Company Products, itself does not infringe or misappropriate any Intellectual Property or Intellectual Property Rights of any third party, so long as the Company is acting as a bona fide purchaser thereof and is complying with applicable laws and any resale or other restrictions to which it may be bound with respect thereto. In addition, the immediately preceding sentence does not limit any of the Company’s representations or warranties as to the conduct of the business generally or the use or other exploitation of the Company Products or other Company IP, in each case, to market, promote, sell and distribute products and merchandise generally or to sell and distribute merchandise generally in the manner that the Company market, promotes, sells and distributes products and merchandise. No infringement, misappropriation, or similar claim or Proceeding is pending or, to the Company’s Knowledge, threatened in writing against the Company or, to the Knowledge of the Company, against any Person who may be entitled to be indemnified or reimbursed by the Company with respect to such claim or Proceeding. The Company has not received any written notice or other communication alleging any infringement or misappropriation of any Intellectual Property Right of another Person. The Company has not received any written claim from any Person inviting the Company to take a license under any Intellectual Property or consider the applicability of any Intellectual Property to any Company Products or the conduct of the Company business or challenging the ownership, use, validity or enforceability of any Company IP.
(j)    None of the Company Products (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Product or any product or system containing or used in conjunction with such Company Product or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Product.
(k)    The Company implements industry standard measures designed to prevent the introduction in any Company Product of any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”); including firewall protections and regular virus scans.
(l)    No trade secret included in the Company IP has been authorized to be disclosed or has been actually disclosed by the Company to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use thereof. The Company has taken measures to protect the confidentiality of all trade secrets included in the Company IP and other confidential information of the Company (and any confidential information owned by any Person to whom the Company has a confidentiality obligation), which measures are consistent with standard practices in the industry in which the Company operates. Each employee and consultant and contractor of the Company has entered into a written non-disclosure Contract with the Company in a form made available to Parent prior to the date hereof.
(m)    No source code developed by or on behalf of the Company for any Company Product has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or a consultant or contractor of the Company that has entered into a written confidentiality Contract restricting the disclosure and use thereof. The Company has no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code developed by or on behalf of the Company for any Company Product to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or a consultant or contractor of the Company that has entered into a written confidentiality Contract restricting the disclosure and use thereof. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to result in the delivery, license, or disclosure of any source code developed by or on behalf of the Company for any Company Product to any other Person who is not, as of the date of this Agreement, an employee of the Company or a consultant or contractor of the Company that has entered into a written confidentiality Contract restricting the disclosure and use thereof. Section 3.14(m) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement all consultants or contractors of the Company to which Company has delivered, licensed or made available any source code of the Company and the written confidentiality Contract restricting the disclosure and use thereof.
(n)    No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any Company Product, in each case, in a manner that, except for the Open Source Software itself, subjects any source code or related materials for any Company Product to any requirement or obligation to be made available, disclosed, contributed, distributed or licensed to any Person (including the Open Source community).

Section 3.15    Information Technology.
The Company IT Systems are sufficient to operate the Company’s business as it is currently conducted.  The Company has taken reasonable steps and implemented reasonable procedures to ensure that the Company IT Systems are free from Malicious Code.  The Company has appropriate disaster recovery plans procedures and facilities for the business and has taken reasonable steps to safeguard the security and the integrity of the Company IT Systems utilized in the operation of the business of the Company as it is currently conducted.  To the Company’s Knowledge, there have been no unauthorized intrusions or breaches of the security of the Company IT Systems.
Section 3.16    Privacy.
(a)    The Company takes commercially reasonable steps to ensure that all written agreements with third parties that have access to Personal Data or Customer Data include requirements with respect to such third party’s handling of Personal Data or Customer Data that are consistent with Applicable Law, the Company Privacy Policies and are otherwise sufficient to meet the Company’s obligations under Privacy and Security Laws and the Company’s other contractual obligations, including any confidentiality obligations. The Company is not in breach of any contractual obligation to secure or otherwise safeguard Personal Data or Customer Data it receives in connection with the operation of the business of the Company, the Company IT Assets and the Company Websites, and/or the provision of the Company Products.
(b)    The Company has at all times taken commercially reasonable measures to ensure that all Personal Data and Customer Data is protected against loss and unauthorized access, use, modification, disclosure or other misuse, and there has been no unauthorized access to or other misuse of such data. The Company has made all notifications to customers or individuals required to be made by the Company by any Privacy and Security Laws arising out of or relating to any event of access to or acquisition of any Personal Data by an unauthorized Person, including third parties and employees of the Company acting outside of the scope of their authority or authorization in a manner which is otherwise unlawful.
(c)    True and correct copies of all applicable current user-facing privacy policies of the Company (“Company Privacy Policies”) have been provided to Parent. The Company has at all times posted a Company Privacy Policy governing its use of Personal Data and other Customer Data collected by the Company from visitors to or customers of the Company Websites on all Company Websites. The Company’s privacy practices conform, and at all times have conformed to its Privacy Policies at the time each Privacy Policy was in effect. The Company has complied with all Privacy and Security Laws in connection with  the collection, use, storage, registration and disclosure of any Personal Information collected by the Company, or by third parties acting on the Company’s behalf or having authorized access to the Company’s records, the operation of the business of the Company, the Company IT Assets and the Company Websites, and the provision of the Company Products. The Company’s Privacy Policies and its practices concerning the collection, use, storage, registration and disclosure of Personal Information conform, and at all times have conformed to all of the Company’s contractual commitments (including to its customers, viewers of the Company’s websites, users of (including

Internet and mobile app users who view or interact with) the Company Products, third party analytics providers, data providers, advertisers and advertising networks and exchanges. No Personal Data disclosures, representations or covenants made or contained in any Company Privacy Policy to any customer have been inaccurate or in violation of any Privacy and Security Laws. To the extent required, the Company complies, in all material respects, with all applicable payment card industry standards regarding data security. There is no written complaint, audit, Proceeding, investigation or written claim currently pending against, the Company by (i) any Person, or (ii) any Governmental Authority, with respect to the collection, use or disclosure of Personal Data or Customer Data. The negotiation, execution and consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation of any Privacy Policy or Privacy and Security Laws.
Section 3.17    Insurance Coverage. Section 3.17 of the Company Disclosure Schedule sets forth a complete list of all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company, each of which is in full force and effect. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and the Company has otherwise complied fully with the terms and conditions of all such policies and bonds. The Company has no Knowledge of any threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies or bonds. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, including without limitation the Merger, will cause the Company to suffer a material loss of coverage under any such policies or bonds with respect to events occurring prior to the Closing.
Section 3.18    Licenses and Permits. Section 3.18 of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of each material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company (collectively, the “Permits”) together with the name of the Governmental Authority issuing such Permit. Such Permits are the only Permits that are required for the Company to conduct its business as presently conducted or as proposed to be conducted, other than those the failure of which to possess or obtain will not result in a Material Adverse Effect on the Company. The Permits are valid and in full force and effect, the Company is not in default in any material respect under, and, to the Knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a material default under, the Permits.
Section 3.18    Tax Matters.
(a)    The Company has duly and timely filed with the appropriate Tax authorities all income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns. All such Tax Returns were complete and accurate in all material respects. All Taxes due and owing by the Company on or before the date of this Agreement (whether or not shown on any Tax Returns) have been timely paid. Except as set forth in Section 3.20(a) of the Company Disclosure Schedule, the Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made in writing by a Tax authority or other Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(b)    The unpaid Taxes of the Company (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto), and (ii) will not, as of the Effective Time, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as adjusted for operations and transactions through the Closing Date. Since the Balance Sheet Date, the Company has not incurred any liability for a material amount of Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.
(c)    No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Tax authority or other Governmental Authority that have not been finally settled or paid. There are no pending or, to the Company’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company. There are no matters under discussion with any Tax authority, or known to the Company, with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Company. To the Knowledge of the Company, no issues relating to Taxes of the Company were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. The Company has delivered or made available to Parent complete and accurate copies of all federal and state income and other material Tax Returns of the Company for all periods for which the applicable statute of limitations has not yet expired, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.
(d)    There are no Liens for Taxes upon any property or asset of the Company (other than Permitted Liens).
(e)    The Company (i) has neither agreed, nor is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (iii) has not made any of the foregoing elections, and is not required to apply any of the foregoing rules, under any comparable state or local Tax provision.
(f)    The Company is not and has not been (i) a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; or (ii) a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law).
(g)    The Company (i) is not a partner for U.S. federal income tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for U.S. federal income tax purposes or (ii) does not own a single member limited liability company which is treated as a disregarded entity for U.S. federal income tax purposes.
(h)    The Company is not and has never been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (for the avoidance of doubt, excluding customary gross-up or indemnification provisions on credit agreements, leases, and agreements not primarily relating to Taxes entered into in the ordinary course of business).
(i)    The Company has not been a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.
(j)    The Company has never been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company). The Company has no liability for the Taxes of any Person (other than Taxes of the Company) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise.
(k)    The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Company or other Person.
(l)    The Company has not been a party to any distribution that the parties to which treated as satisfying the requirements of Section 355 of the Code.
(m)    Section 3.19(m) of the Company Disclosure Schedule lists all Tax Returns (and their respective due dates without regard to extensions) required to be filed by the Company for periods beginning before the Closing Date that will not be filed on or before the Closing Date.
(n)    For the avoidance of doubt, the Company makes no representations or warranties in respect of the existence, amount or usability after the Closing of any Tax attributes of the Company, including, but not limited to, net operating losses or capital loss carryforwards.
Section 3.20    Employees and Employee Benefit Plans.
(a)    Section 3.20(a) of the Company Disclosure Schedule sets forth an accurate and complete list of (i) the employee identification numbers, titles, annual base salary, commission, and any other cash compensation bonus opportunity of all employees of the Company as of the date of this Agreement, including their principal location and indicating whether any employee is on a work visa, and (ii) the wage rates for non‑salaried employees of the Company as of the date of this Agreement (by classification). The services provided by each such employee are terminable at the will of the Company employing such individual.
(b)    Section 3.20(b) of the Company Disclosure Schedule sets forth an accurate and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar Contract and each other plan or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change in control benefits, post-employment or retirement benefits and other time-off benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any non-employee director, employee, consultant or former non-employee director, employee or consultant of the Company, or with respect to which the Company has or may have any liability. Such plans are referred to collectively herein as the “Employee Plans.”
(c)    The Company has made available to Parent (i) accurate and complete copies of all documents constituting each Employee Plan, including all amendments thereto and all related trust documents, (ii) the most recent annual reports (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Employee Plan, (iii) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Employee Plan, (v) all material written Contracts relating to each Employee Plan to the extent currently effective, including administrative service agreements and group insurance contracts, and (vi) material correspondence within the past three years to or from any Governmental Authority or Governmental Entity relating to any Employee Plan.
(d)    Neither the Company nor any ERISA Affiliate (nor any predecessor thereof) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(e)    Neither the Company nor any ERISA Affiliate (nor any predecessor thereof) contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.
(f)    The Company has performed all material obligations required to be performed by the Company thereunder, is not in default or violation of, and such Company has no Knowledge of any default or violation by any other party to, any Employee Plan. Each Employee Plan has been established, maintained and administered in accordance with its terms and in compliance in all material respects with its terms and Applicable Law, including ERISA and the Code. Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable), or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination or opinion letter should be revoked or not be reissued. The Company has made available to Parent accurate and complete copies of the most recent Internal Revenue Service determination or opinion letters with respect to each such Employee Plan. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.
(g)    Except as set forth in Section 3.20(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event, including a subsequent termination of employment or service) entitle any person to severance or termination pay or accelerate the time of payment or vesting or trigger any payment of or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Contract or Employee Plan. Section 3.20(g) of the Company Disclosure Schedule sets forth an accurate and complete list of all of the Contracts which give rise to an obligation to make or set aside amounts payable to or on behalf of any non-employee director, employee or consultant or any former non-employee director, employee or consultant of the Company as a result of the transactions contemplated by this Agreement (either alone or together with any other event, including a subsequent termination of employment or service) (whether by the Company or the officer), true and complete copies of which have been previously provided to Parent.
(h)    The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event, including a subsequent termination of employment or service) give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no Contract by which the Company is bound to compensate any person for Taxes paid pursuant to Section 4999 of the Code or Section 409A of the Code.
(i)    Neither the Company nor ERISA Affiliate has any current or projected liability in respect of post‑employment or post‑retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any ERISA Affiliate, except as required to avoid excise tax under Section 4980B of the Code or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs. No condition exists that would prevent the Company or any ERISA Affiliate from amending or terminating any Employee Plan.
(j)    All contributions and payments required to have been made under or with respect to each Employee Plan (under the provisions of such Employee Plan or Applicable Law) have been discharged and paid on or prior to the date of this Agreement or, to the extent not yet due, have been properly accrued in the financial statements of the Company. The Company does not maintain or administer any Employee Plans qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “401(k) Plan”).

(k)    There is no Proceeding, or the Knowledge of the Company investigation or inquiry, pending against or involving or, to the Knowledge of the Company, threatened against or involving, any Employee Plan (other than routine claims for benefits).
(l)    Neither the Company nor any ERISA Affiliate (nor any predecessor thereof) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan which is maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States.
(m)    Each person providing services to the Company that has been characterized as a consultant or independent contractor and not an employee has been properly characterized as such and neither the Company nor any ERISA Affiliate has any liability or obligations, including under or on account of any Employee Plan, arising out of the hiring or retention of persons to provide services to the Company or any ERISA Affiliate and treating such persons as consultants or independent contractors and not as employees of the Company or any ERISA Affiliate.
(n)    No payment pursuant to any Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any Company Option or other equity award, has subjected or would subject any Person to tax pursuant to Section 409A of the Code, whether pursuant to the transactions contemplated hereby or otherwise.
(o)    All Company Options have been appropriately authorized by the Company Board of Directors or an appropriate committee thereof, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms. The exercise price per share of all Company Options is equal to or greater than the fair market value of the Company Common Stock on the date the Company Option was granted (within the meaning of United States Treasury Regulation §1.421-1(c)) or the date of each later modification thereof within the meaning of Section 409A of the Code. No Company Options have been retroactively granted, or the exercise price of any such Company Option determined retroactively.
(p)    The Company is not a party to or subject to, nor is it currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union, works council or similar organization. The Company is not subject to any charge, demand, petition, or representation proceeding seeking to compel, require, or demand it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened any labor strike or lockout involving the Company.
(q)    The Company is and has been in compliance in all material respects with all Applicable Laws regarding employment, employment practices, terms and conditions of employment, classification of workers as employees and independent contractors, classification of employees as exempt or non-exempt under the Fair Labor Standards Act, employee safety and health, immigration status and wages and hours, and in each case, with respect to employees (i) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (in each case, other than routine payments to be made in the normal course of business and consistent with past practice). There are no controversies pending, or to the Knowledge of the Company, threatened between the Company and any of its respective current or former employees that would reasonably be expected to result in a Proceeding. There are not currently any audits or investigations pending or, to the Knowledge of the Company, scheduled by any Governmental Authority or Governmental Entity pertaining to the employment practices of the Company, any material prior audits are set forth on Section 3.20(q) of the Company Disclosure Schedule, and, to the Knowledge of the Company, no complaints relating to employment practices of the Company have been made to any Governmental Authority or Governmental Entity submitted in writing to the Company.
(r)    To the Knowledge of the Company, no employee of the Company is in violation of any term of any employment agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted or presently proposed to be conducted by the Company or to the use of trade secrets or proprietary information of others. The employment of each of the Company’s employees is “at will.” Except as set forth in Section 3.20(r) of the Company Disclosure Schedule, there are no employment agreements with any employees of the Company. The Company does not have any obligation (i) to provide any particular form or period of notice prior to termination, or (ii) to pay any employees or other service providers any severance benefits in connection with their termination of employment or service with the Company.
(s)    There has not been since the inception of the Company, nor are there currently, any Proceedings or internal investigations or inquiries conducted by the Company, the Company Board of Directors or any committee thereof (or any Person at the request of any of the foregoing) concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, discrimination/sexual harassment, whistleblowing or other misfeasance or malfeasance issues with respect to any current or former director, officer, advisor, consultant or employee of the Company.
Section 3.21    Environmental Matters.
(a)    Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company:
(i)    no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding, or to the Knowledge of the Company inquiry or investigation, is pending or, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person alleging that the Company is in violation of, or has any liability under, any Environmental Law;

(ii)    the Company is and has at all times been in material compliance with all Environmental Laws and all Environmental Permits; and
(iii)    to the Knowledge of the Company, there are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance.
(b)    The Company has made available to Parent all environmental assessments or reports that are in the Company’s possession or that the Company has Knowledge of and that relate to the current or prior business of the Company or any property or facility now or previously owned or leased by the Company.
Section 3.22    Suppliers. Section 3.22 of the Company Disclosure Schedule sets forth a list of (a) each supplier that provided more than 5% of the products distributed or sold by the Company for the fiscal year ended December 31, 2013, and (b) each supplier that provided more than 5% of the products distributed or sold by the Company for the five months ended May 31, 2014. No such supplier has indicated in writing within the past year that it will stop, or materially decrease the rate of, supplying products or services, as applicable, to the Company.
Section 3.23    Warranties. There are no claims pending against the Company for product liability or any other material claims relating to any products sold or distributed or services performed by the Company. Such claims (whether or not material in nature) in the aggregate are not and will not be in excess of the reserve for product warranty claims set forth on the face of the Balance Sheet. The Company does not provide warranties or any other indemnity to its customers with respect to products included in a Box or any other products sold on the Company Websites. Except as set forth on Section 3.23 of the Company Disclosure Schedule, for each product included in a Box or any other products sold on the Company Websites, in each case during the last twelve (12) months, the Company has received written confirmation from the applicable supplier, vendor or manufacturer of such product that either (i) that the Company is an “Additional Insured” with respect to the product liability insurance coverage for such vendor, supplier or manufacturer or (ii) such supplier, vendor or manufacturer has agreed in writing to indemnify the Company for any product liability claim with respect to such product.
Section 3.24    Affiliate Transactions. No current director, officer, employee, Affiliate or “associate” or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of the Company (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of the Company (i) is involved, directly or indirectly, in any material business arrangement or other material relationship with the Company (whether written or oral), or (ii) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used by the Company. No current director, officer or employee of the Company is engaged, directly or indirectly, in the conduct of the business of the Company other than in his or her capacity as a director, officer or employee of the Company, and, to the Knowledge of the Company, no other Related Person is engaged, directly or indirectly, in the conduct of the business of the Company.

Section 3.25    Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF PARENT
Parent represents and warrants to the Company that:
Section 4.01    Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent owns beneficially and of record all outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purposes contemplated by this Agreement and has no operations or liabilities.
Section 4.02    Corporate Authorization. Each of Parent and Merger Sub has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by each of Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent, Merger Sub and the Parent Board of Directors and Merger Sub Board of Directors, as applicable. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
Section 4.03    Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws or the laws of any national securities exchange, and (iii) any actions or filings the absence of which would not be reasonably expected to materially impair the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.
Section 4.04    Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any material Applicable Law.
Section 4.05    SEC Reports and Financial Statements.

(d)    A true and complete copy of each annual, quarterly and other report, registration statement, and definitive proxy statement filed by Parent with the SEC since May 31, 2013 and prior to the date hereof (the “Parent SEC Documents”) is available on the Web site maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the United States Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents.
(e)    The financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under Form 10-Q under the Exchange Act) and fairly presented the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments).
Section 4.06    Aggregate Merger Consideration.
(v)    Parent has sufficient cash and cash equivalents to pay the cash portion of the Aggregate Merger Consideration.
(w)    The Parent Stock and Parent Options to be issued by Parent as part of the Aggregate Merger Consideration have been duly authorized, and upon consummation of the Merger and the issuance of such shares of Parent Stock and Parent Options pursuant to and in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.
Section 4.07    Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub who might be entitled to any fee or commission from Parent, Merger Sub or any of their Affiliates in connection with the transactions contemplated by this Agreement.
ARTICLE 5.
COVENANTS OF THE COMPANY
Section 5.01    Conduct of the Company. From the date of this Agreement until the Effective Time, the Company shall: (i) conduct its business in the ordinary course consistent with past practice; (ii) pay its Taxes and its debts, obligations and other liabilities of any kind or nature, in each case consistent with the Company’s past practices; (iii) pay or perform other obligations consistent with the Company’s past practices; and (iv) use its commercially reasonable efforts to (A) preserve intact its present business organization, (B) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of its officers and key employees, and (D) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, set forth in Section 5.01 of the Company Disclosure Schedule or pursuant to the written consent of Parent, the Company shall not:
(a)    amend its certificate of incorporation (other than pursuant to the Charter Amendment), bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);
(b)    declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Capital Stock or otherwise, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Capital Stock;
(c)    (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Capital Stock or Company Options, other than the issuance of any shares of Company Capital Stock upon the exercise of Company Options or Company Warrants that are outstanding on the date of this Agreement in accordance with the terms of those options or warrants on the date of this Agreement or (ii) amend any term of any Company Security (whether by merger, consolidation or otherwise) including, an amendment of a Company Restricted Stock award or a Company Option held by a director, employee or consultant of the Company to provide for acceleration of vesting as a result of the Merger or a termination of employment or service related to the Merger;
(d)    incur any capital expenditures or any obligations or liabilities in respect thereof, except for any unbudgeted capital expenditures not to exceed $5,000 individually or $10,000 in the aggregate;
(e)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any securities, properties, interests businesses or other assets in excess of $5,000 individually or $10,000 in the aggregate, other than acquisitions of products for inclusion in Boxes or otherwise for sale on the Company Websites in the ordinary course of business consistent with past practice;
(f)    sell, lease or otherwise transfer, or create or incur any Lien, other than a Permitted Lien, on, any of the Company’ assets, securities, properties, interests or businesses, other than sales of products or services in the ordinary course of business consistent with past practice;
(g)    other than in connection with actions permitted by Sections 5.01(d) or 5.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;
(h)    create, incur, assume, suffer to exist (other than the Closing Debt) or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof;

(i)     enter into, amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company;
(j)    (i) grant, accelerate or increase any severance or termination pay to (or enter into any agreement to grant, accelerate or increase any severance or termination pay or amend any existing arrangement providing for severance or termination pay with) any director, officer, advisor, consultant, or employee of the Company, (ii) increase the benefits payable under any Employee Plan or any other existing employment, deferred compensation, severance, consulting, change in control, salary continuation, termination pay agreement, policy or offer, (iii) enter into any employment, deferred compensation, severance, consulting, change in control, salary continuation, termination pay or other agreement, policy or offer (or amend any such existing agreement, policy or offer) with any director, officer, advisor, consultant, or employee of the Company, (iv) establish, adopt or amend (except as required by Applicable Law) any Employee Plan or any other collective bargaining, bonus, commission, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer, advisor, consultant or employee of the Company or (v) increase the compensation, bonus, commission, or other compensation or benefits payable to any director, officer, advisor, consultant or employee of the Company other than the granting of Company Stock Options contemplated by this Agreement;
(k)    hire any employee or consultant;
(l)    change the Company’s methods of accounting or accounting practices, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;
(m)    commence, settle, or offer or propose to settle, (i) any Proceeding involving or against the Company, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any Proceeding that relates to the transactions contemplated hereby;
(n)    make or change any material Tax election; settle or compromise any claim, notice, audit report or assessment in respect of Taxes; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax; surrender or forfeit any right to claim a Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;
(o)    form or acquire any Subsidiaries; or
(p)    agree, resolve or commit to do any of the foregoing.
Section 5.02    Stockholder Approval; Notice.
(a)    From the date of this Agreement until the Effective Time, the Company shall use best efforts to take all action necessary in accordance with this Agreement, the DGCL, the CGCL and the Company Charter to obtain the Stockholders’ Consent via written consent immediately

(but subject to applicable Law, including any minimum notice period required thereby) following the execution hereof. The Company’s obligation to seek the Stockholders’ Consent in accordance with this Section 5.02 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. Promptly following receipt of the Stockholders’ Consent, the Company shall cause its corporate Secretary to deliver a copy of such Stockholders’ Consent to Parent.
(b)    No later than two Business Days after the receipt by the Company of the Stockholders’ Consent, the Company shall deliver an information statement in form and substance reasonably acceptable to Parent (the “Information Statement”) relating to this Agreement, the Merger and the other transactions contemplated hereby, which shall contain notice thereof to Company Stockholders in compliance with Sections 228(e) and 262 of the DGCL and Chapter 13 of the CGCL. The Company shall ensure that the information in the Information Statement, exclusive of any schedules or exhibits attached to the Information Statement, (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) complies with applicable Law; provided, however, that Company makes no representation in this Section 5.02(b) with respect to any information provided by Parent for inclusion in the Information Statement. Parent shall ensure that the information provided by Parent for inclusion in the Information Statement (i) will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) complies with applicable Law. The Information Statement shall include the unanimous recommendation of the Board of Directors of Company in favor of this Agreement and the Merger and the conclusion of the Board of Directors of the Company that the Merger is advisable and in the best interests of the Company Stockholders.

Section 5.03    No Solicitation; Other Offers.
(j)    Prior to the Closing, the Company shall not, nor shall it authorize or permit any of its Representatives directly or indirectly to, (i) solicit, initiate, seek, entertain or knowingly encourage, or take any action to solicit, initiate, seek, entertain or knowingly encourage any inquiries or communications relating to, or the making of any proposal or offer that constitutes or may constitute, an Acquisition Proposal, (ii) participate in any discussions or negotiations relating to, any Acquisition Proposal with any person other than Parent, (iii) furnish to any person other than Parent any information that the Company believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to make an Acquisition Proposal, or (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal.
(k)    As promptly as practicable, and in any event within twenty-four (24) hours, after any officer or director of the Company receives any Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, including (i) the identity of the Person or group making any such Acquisition Proposal, request or inquiry, (ii) a copy of all written materials provided by such Person in connection with such Acquisition Proposal, request or inquiry and (iii) a written summary, if it is not in writing, of any such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, the Company shall continue to keep Parent promptly informed (in any event on a daily basis) of the status and details of any such Acquisition Proposal, request or inquiry (including, but not limited to, notice of all material amendments or developments with respect thereto).
(l)    If, prior to the time Company Stockholder Approval is obtained, the Company receives from a Person a bona fide written Acquisition Proposal, the Company may (A) provide information in response to a request therefor by such Person if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms no more favorable to such Person as the terms of the Confidentiality Agreement; provided that, contemporaneously with furnishing any such non-public information to such Person, the Company furnishes to Parent all such non-public information not previously provided to Parent and/or (B) engage in discussions or negotiations with such Person, if prior to taking any action described in clause (A) or (B) above, the Board of Directors of the Company, after consultation with its outside legal counsel and financial advisors, determines in good faith that the failure to take any action described in clause (A) or (B) above would be inconsistent with its fiduciary obligations under applicable Law, and the Board of Directors of the Company believes in good faith, after consultation with its outside legal counsel and its financial advisors, that the Acquisition Proposal in respect of which such action is to be taken, if consummated, is or could reasonably be expected to lead to a Superior Proposal.

(m)    The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.
Section 5.04    Access to Information. From the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated, the Company shall (i) give Parent and its Representatives reasonable access to the offices, properties, books and records of the Company, (ii) furnish to Parent and its Representatives such financial and operating data and other information relating to the Company as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the Company to cooperate with Parent in its investigation of the Company, in each case during normal business hours; provided, that the Company may restrict the foregoing access to the extent that in the reasonable judgment of the Company, any Applicable Law requires it to restrict access to any of its business, properties, information or personnel; and provided, further, that such access shall not unreasonably disrupt the operations of the Company.
Section 5.05    280G Matters; Option Plan.
(x)    Prior to the Effective Time, the Company shall submit to its stockholders for approval (in a manner that complies with the requirements of Section 280G(b)(5) of the Code and Treasury Regulations Section 1.280G-1 thereunder and satisfactory to Parent) by such number of stockholders as is required pursuant to Section 280G(b)(5)(B) of the Code, any payments and/or benefits to any person who is a “disqualified individual” (as such term is defined for purposes of Section 280G of the Code) if such payments may separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder). The taking of any such vote to obtain such stockholder approval, including all materials and information that are provided to the Company Stockholders in connection with such vote, shall comply with applicable Laws and organizational documents of the Company. Copies of such materials have been or will be provided to Parent in advance of distribution to the Company Stockholders, and Parent has been or will be provided with a reasonable opportunity to comment thereon. In addition, the Company Board has taken or will take all actions that are within its control to ensure that (i) no Company Options are "early exercised" on or after the date of this Agreement and prior to the Effective Time and (ii) as of or prior to the Effective Time, all Company Options not held by an Eligible Holder are either (A) exercised or net exercised, as the case may be, or (B) terminated.
(y)    Prior to the Effective Time, the Company Board shall take all actions necessary such that all Company Restricted Stock and Company Options shall be treated in accordance with this Agreement.
Section 5.06    Notices of Certain Events.
(e)    From the date of this Agreement until the earlier of Effective Time or the date on which this Agreement is terminated, each party shall promptly notify the other of:

(i)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(ii)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;
(iii)    any material inaccuracy in or material breach of any representation, warranty or covenant contained in this Agreement; and
(iv)    any event, condition or fact that would prevent the satisfaction of any of the conditions set forth in Article 8 prior to the End Date.
(f)    From the date of this Agreement until the earlier of Effective Time or the date on which this Agreement is terminated, the Company shall promptly notify the Parent of any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to the Company, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 3.11 or 3.14, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.
(g)    No notices required to be delivered by the Company under this Section 5.06 shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (ii) determining whether any of the conditions set forth in Article 8 has been satisfied.
Section 5.07    Consideration Spreadsheet. At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a spreadsheet in the form of Exhibit J (the “Consideration Spreadsheet”), certified by the Chief Executive Officer of the Company, accurately and completely setting forth the distribution of the Aggregate Merger Consideration (expressed as both a dollar amount and a percentage) to the Equityholders and any Change in Control Payments.
ARTICLE 6.
ADDITIONAL COVENANTS OF THE PARTIES
Section 6.01    Commercially Reasonable Efforts.
(d)    The Company shall use commercially reasonable efforts to cause the conditions set forth in Sections 8.01 and 8.02 to be satisfied on a timely basis, and Parent and Merger Sub shall use commercially reasonable efforts to cause the conditions set forth in Sections 8.01 and 8.03 to be satisfied on a timely basis.
(e)    As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings and give all notices reasonably required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (b) shall use all commercially reasonable efforts to obtain all Consents required to be obtained (pursuant to any Applicable Law or Contract, or otherwise) by such party in connection with the Merger and the other transactions contemplated by this Agreement. Each party shall, upon request of another party, promptly deliver to such other party a copy of each such filing made, each such notice given and each such Consent obtained by it.
Section 6.02    Confidentiality; Public Announcements.
(n)    Parent and the Company hereby acknowledge and agree to continue to be bound by the Mutual Nondisclosure Agreement dated as of May 12, 2014, as amended, by and between Parent and the Company (the “Confidentiality Agreement”).
(o)    The Company shall not, and the Company shall cause each of its Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Parent’s name or refer to Parent directly or indirectly in connection with Parent’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent, unless required by Applicable Law. Notwithstanding anything herein or in the Confidentiality Agreement, Parent may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Parent may, in its reasonable discretion, determine after consultation with the Company; provided, however, that Parent may make any public disclosure as required by the SEC or the New York Stock Exchange in Parent’s reasonable discretion without prior consultation with the Company.
Section 6.03    Employee Matters.
(a)    Prior to the Closing, Parent shall make offers of continued “at will” employment, pursuant to employment letters, to those employees of the Company listed on Schedule 6.03(a)(1) with respect to employment following the Closing with the Surviving Corporation or Parent. The Company shall use its commercially reasonable best efforts to assist Parent in obtaining executed copies of (i) such continuation of employment letters and (ii) a confidentiality and non-solicitation agreement in a form acceptable to Parent from each such employee prior to Closing. Said employment letters shall expressly roll over and assume any and all vacation balances for those employees offered employment with Parent. The Company employees who accept such offers of continued employment are referred to herein as the “Continuing Employees.” Effective no later than immediately prior to the Closing, the Company shall, consistent with Applicable Law, terminate the employment of each employee of the Company to whom an offer of continued employment has not and will not be extended or who has rejected such an offer of continued employment from the Surviving Corporation or Parent (each such employee, a “Terminated Employee”); provided that Parent and the Surviving Corporation shall be liable for all termination-related payments or benefits set forth on Schedule 6.03(a)(2) to be paid to such Terminated Employees as a result of such terminations.
(b)    For at least twelve months following the Effective Time, each Continuing Employee will be entitled to participate in either (i) the Employee Plans (other than equity-based plans) on the same terms, or terms which in the aggregate provide substantially comparable benefits, as those in effect immediately prior to the Effective Time, (ii) the employee benefit plans of Parent on the same terms as similarly-situated employees of Parent or (iii) a combination of (i) and (ii), and in each case in the discretion of Parent, and Parent may terminate any of the Employee Plans or merge any of the Employee Plans with Parent’s employee benefit plans as Parent deems appropriate, in each case subject to the terms of such Employee Plan (if applicable) and this Agreement. Subject to the requirements of Applicable Law and unless such recognition of service would result in a duplication of benefits, Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of Continuing Employees with Company attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for all purposes, including, but not limited to, eligibility to participate, vesting, including, but not limited to, applicability of any minimum waiting periods for participation, excluding for these purposes benefit accrual under any defined benefit plan; provided, however, that service rendered to the Company shall not be deemed service rendered to Parent or the Surviving Corporation for purposes of (i) vesting schedules for Parent Options granted following the Closing and (ii) the vesting requirement for purposes of Parent’s matching contribution for Parent’s 401(K) Plan. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation not to, treat any Continuing Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition, except to the extent such exclusions were applicable under an Employee Plan immediately prior to the Effective Time, and shall use commercially reasonable efforts to provide Continuing Employees with credit for any co-payments, deductibles and offsets made during the plan year in which the Effective Time occurs for the purposes of satisfying any applicable deductible, out of pocket, or similar requirements under any employee benefit plan of Parent in which they are eligible to participate after the Closing Date.
(c)    The Continuing Employees who remain employed after the Effective Time shall be considered to be employed “at will” by, as applicable, the Surviving Corporation or Parent, and, subject to the terms of the Employee Plans, the Offer Letters and any employment continuation letters entered into pursuant to this Agreement, nothing shall be construed to limit the ability of Parent or the Surviving Corporation to terminate the employment of any such Continuing Employee at any time. Subject to the other provisions of this Section 6.03, Applicable Law, the Offer Letters and the continuation of employment letters described in Section 6.03(a) above, Parent and the Surviving Corporation shall have the right to determine the compensation and employee benefits of the Continuing Employees following the Closing.
(d)     No provision of this Section 6.03 shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company in respect of continued employment (or resumed employment) with Parent or the Surviving Corporation and no provision of this Section 6.03 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement that may be established by Parent or the Surviving Corporation. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of Parent, provided such amendment, modification or termination is effected in accordance with Applicable Law and such underlying plan or arrangement. Nothing in this Agreement shall be deemed to amend any Employee Plan or any employee benefit plan of Parent.
Section 6.04    Indemnification of Officers and Directors.
(a)    Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the current and former directors and officers of the Company listed on Section 6.04 of the Company Disclosure Schedule shall survive the Merger and shall continue in full force and effect in accordance with their terms following the Effective Time, and Parent shall cause the Surviving Corporation to fulfill and honor such obligations to the maximum extent permitted by Applicable Law.
(b)    Prior to the Closing, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement); provided, however, that if such “tail” policy is not available at a cost not greater than three hundred percent (300%) of the annual premiums paid as of the date hereof under the Company’s existing policies (the “Insurance Cap”), then the Company shall be required to obtain only as much coverage as is possible under substantially similar policies for such annual premiums as do not exceed the Insurance Cap.
(c)    The provisions of this Section 6.04 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each current and former director and officer of the Company listed on Section 6.04 of the Company Disclosure Schedule and his or her heirs and personal representatives (the “Indemnified Persons”), and nothing in this Agreement shall affect any indemnification rights that any such Indemnified Person may have under the certificate of incorporation or bylaws of the Company or any Contract or applicable law.
(d)    Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Corporation contained in this Section 6.04 shall be binding upon the successors and assigns of Parent and the Surviving Corporation. In the event Parent or the Surviving Corporation, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification and other obligations set forth in this Section 6.04.
(e)    The obligations of Parent and the Surviving Corporation under this Section 6.04 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 6.04 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 6.04 applies shall be third party beneficiaries of this Section 6.04, each of whom may enforce the provisions of this Section 6.04).
(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any Indemnified Person’s insurance claims under any policy that is or has been in existence with respect to the Company or any of its respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 6.04 is not prior to or in substitution for any such claims under such policies.
Section 6.05    Expenses; Payoff Letter
(a)    Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, including, without limitation, all legal, accounting, financial advisory, consulting, and all other fees and expenses of third parties or vendors incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby (“Third Party Expenses”), shall be the obligation of the respective party incurring such fees and expenses. Third Party Expenses of the Company shall also include any Change in Control Payments (other than as specified on Schedule 6.03(a)(2), if any) but shall exclude the Expense Fund. At least three (3) Business Days prior to the Closing Date, the Company shall provide to Parent a statement of estimated Third Party Expenses incurred or to be incurred by the Company, indicating which Third Party Expenses the Company expects to remain unpaid as of the Closing Date, in a form reasonably satisfactory to Parent (the “Statement of Expenses”). The Statement of Expenses shall be accompanied by invoices from the payees of the Third Party Expenses reflecting such payees’ final billable Third Party Expenses (each, an “Invoice”). On the Closing Date, Parent shall pay the unpaid Third Party Expenses to such payees in the amounts set forth on the Statement of Expenses by wire transfer of immediately available funds to the accounts set forth on such Statement of Expenses. The amount of any unpaid Third Party Expenses of the Company that are not reflected on the Statement of Expenses (“Excess Third Party Expenses”) shall be subject to the indemnification provisions of Section 10.02 hereof.
(b)    The Company shall also obtain and deliver to Parent, no later than three Business Days prior to the Closing Date, an accurate and complete copy of a payoff letter, dated no more than three Business Days prior to the Closing Date, with respect to all Debt of the Company owed to such lender and the amounts payable to the lender thereof to (i) satisfy such Debt as of the Closing and (ii) terminate and release any Liens related thereto (each, a “Payoff Letter”). The Company shall pay all Closing Debt at or prior to the Closing.
Section 6.06    Termination of Arrangements and Agreements.
(a)     The Company shall terminate all Contracts listed on Schedule 6.06(a) on or prior to the Closing, including sending all required notices (to the extent not otherwise waived), such that each such Contract shall be of no further force or effect immediately following the Closing.

(b)    Parent shall not have any liability to the Company, any Company Stockholder or any other Person for any liabilities resulting from the Company seeking to obtain such terminations.
Section 6.07    Joinder and Waiver Agreement. The Company shall use its commercially reasonable efforts to cause the Joinder and Waiver Agreement to be executed prior to the Closing Date by all the Company Stockholders that have not executed the Stockholder Consent.
ARTICLE 7.
TAX MATTERS
Section 7.01    Tax Periods Ending on or before the Closing Date. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date that are filed after the Closing Date in a manner consistent with past practice except as required by applicable law and shall provide such Tax Returns to the Stockholder Representative for its review and approval, not to be unreasonably withheld, at least ten (10) days prior to filing. Pursuant to Article 10, Parent may recover from the Escrow Fund an amount equal to such Taxes of the Company for such periods.
Section 7.02    Straddle Periods. Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for all Straddle Periods in a manner consistent with past practice except as required by applicable law. Parent shall permit the Stockholder Representative to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall consider such comments in good faith. Pursuant to Article 10, Parent may recover from the Escrow Fund an amount equal to the portion of such Taxes which relates to the portion of such Taxable period ending on the Closing Date. For purposes of this Section 7.02, the portion of any Tax that relates to the portion of such Straddle Period ending on the Closing Date shall (A) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (1) the numerator of which is the number of days in the Straddle Period ending on the Closing Date and (2) the denominator of which is the number of days in the entire Straddle Period, and (B) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date.
Section 7.03    Cooperation on Tax Matters. Parent, the Surviving Corporation and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which may be reasonably relevant to any such Tax Contest and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Surviving Corporation and the Stockholder Representative shall (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any Taxing authority, (ii) deliver or make available to Parent on the Closing Date, originals or accurate copies of all such books and records, and (iii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Parent, the Surviving Corporation and the Stockholder Representative as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense. Parent and the Stockholder Representative further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
Section 7.04    Contest Provisions. If, subsequent to the Closing, Parent or the Surviving Corporation receives notice of a Tax Contest with respect to any Tax Return for a Pre-Closing Tax Period (a “Pre-Closing Return”), then within 15 days after receipt of such notice, Parent shall notify the Stockholder Representative of such notice. If the Indemnitors are expected to indemnify Indemnitees pursuant to this Agreement for any losses arising from such Tax Contest, the Stockholder Representative shall have the right to control the conduct and resolution of such Tax Contest, provided, however, that if any of the issues raised in such Tax Contest could reasonably have an impact on Taxes of the Surviving Corporation for a Tax period or portion thereof beginning on or after the Closing Date (a “Post-Closing Tax Period”), then the Stockholder Representative shall afford Parent the opportunity to control jointly the conduct and resolution of the portion of such Tax Contest which could reasonably have an impact on Taxes of the Surviving Corporation in any Post-Closing Tax Period. If the Stockholder Representative shall have the right to control the conduct and resolution of such Tax Contest but elects in writing not to do so within ten days of receiving notice of such Tax Contest, then Parent shall have the right to control the conduct and resolution of such Tax Contest, provided that Parent shall keep the Stockholder Representative reasonably informed of all material developments on a timely basis and Parent shall not resolve such Tax Contest in a manner that could reasonably be expected to have an adverse impact on the Indemnitors’ indemnification obligations under this Agreement without Stockholder Representative written consent, which consent shall not be unreasonably withheld. Each party shall bear its own costs for participating in such Tax Contest unless otherwise specified in this Agreement. “Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes. In the event of any conflict or overlap between the provisions of this Article 7 and Article 10, this Article 7 shall control.
Section 7.05    Characterization of Payments. Any indemnity payments made pursuant to Article 10 shall constitute an adjustment of the Aggregate Merger Consideration paid by Parent pursuant to Article 2 of this Agreement for Tax purposes and shall be treated as such by all parties on their Tax Returns and otherwise to the greatest extent permitted by law.
Section 7.06    Transfer Taxes. All Transfer Taxes imposed with respect to the transactions contemplated by this Agreement shall be borne one-half by the holders of Company Capital Stock and one-half by Parent. Parent and the Stockholder Representative, as applicable, hereby agree to file in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts for which they are liable.
Section 7.07    Refunds. The Stockholders shall be entitled to the amount of any refund or credit for overpayment of Taxes of the Company attributable to a Pre-Closing Tax Period to the extent such refund or credit is actually recognized by Parent or its Affiliates, net of any reasonable third-party out-of-pocket expenses. To the extent such refund or credit for overpayment is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Stockholders agree to promptly repay the amount of such refund or credit for overpayment to Parent.
Section 7.08    Certain Actions. Parent and its Affiliates shall not amend any Tax Return of, or make or change any Tax election with respect to, or initiate any voluntary disclosure or similar process with respect to, the Company for a Pre-Closing Tax Period or take any action that could reasonably be expected to increase any Tax liability of the Stockholders or any of their Affiliates, including for this purpose, the Company, in respect of any Pre-Closing Tax Period, without the Stockholder Representative’s prior written consent, which shall not be unreasonably withheld.
ARTICLE 8.
CONDITIONS TO THE MERGER
Section 8.01    Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:
(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with the DGCL and the CGCL.
(b)    No Injunction. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Authority of competent jurisdiction shall be in effect which prevents the consummation of the Merger on the terms contemplated herein, and no Applicable Law shall have been enacted or be deemed applicable to the Merger that makes consummation of the Merger illegal.
(c)    Litigation. There shall not be pending or threatened in writing by or before any Governmental Authority any Proceeding, inquiry or investigation that seeks to prevent the consummation of the Merger on the terms contemplated herein.
Section 8.02    Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following further conditions:
(a)    Representations and Warranties. Each of the representations and warranties made by the Company in this Agreement (i) shall have been accurate in all material respects as of the date of this Agreement and (ii) shall be accurate in all material respects as of the Closing Date as if made as of the Closing Date (except, in each case, for (x) representations and warranties that speak as of a particular date, which shall be accurate in all material respects as of such date, and (y) for representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties shall be accurate in all respects).
(b)    Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c)    Consents. Each of the Consents set forth in Schedule 8.02(c) shall have been obtained in form and substance reasonably satisfactory to Parent and shall be in full force and effect.
(d)    Joinder and Waiver Agreement. Parent shall have received an executed Joinder and Waiver Agreement signed by Company Stockholders that represent holders of at least ninety percent (90%) of the outstanding Company Capital Stock.
(e)    Charter Amendment. Parent shall have received evidence reasonably acceptable to Parent that the Charter Amendment has been filed with the Secretary of State of the State of Delaware, and the Charter Amendment shall be in full force and effect.
(f)    Company Warrants. Parent shall have received evidence reasonably satisfactory to it that all Company Warrants have been exercised.
(g)    Executed Agreements and Certificates. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:
(i)    the Escrow Agreement, executed by the Stockholder Representative and the Escrow Agent;
(ii)    the Offer Letters, executed by each of the Key Employees;
(iii)    the Founder Offer Letter and the Noncompetition Agreement, executed by the Founder;
(iv)    a certificate executed on behalf of the Company by its Chief Executive Officer (the “Company Closing Certificate”) certifying that the conditions set forth in Sections 8.02(a) and 8.02(b) have been duly satisfied; and
(v)    written resignations of all directors and officers of the Company, to be effective as of the Effective Time.
(h)    FIRPTA Certificate. Prior to the Closing, the Company shall have delivered to Parent such forms and certificates, duly executed and acknowledged, in form and substance reasonably satisfactory to Parent, certifying that the Merger is exempt from withholding under Section 1445 of the Code.

(i)    Employees. As of immediately prior to the Closing, (i) each of the Key Employees and (ii) at least 80% of the individuals listed on Schedule 8.02(i) shall have accepted Parent’s offer of employment to become an employee of Parent or the Surviving Corporation (or any of its Subsidiaries) immediately following the Closing by executing continuation of employment letters and confidentiality and non-solicitation agreements as contemplated by Section 6.03(a), which letters and agreements shall have been delivered to Parent, and shall not have evidenced in writing any intention to terminate employment with Parent or the Surviving Corporation following the Closing.
(j)    Contract Terminations. All Contracts listed on Schedule 6.06(a) shall have been terminated.
(k)    280G Approval. Prior to the Closing, the Company shall have delivered to Parent evidence satisfactory to Parent that either (i) any stockholder vote required pursuant to Section 5.05 was solicited in conformity with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Approval”) or (ii) the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the waivers of those payments and/or benefits which were executed by the affected individuals.
Section 8.03    Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:
(a)    Representations and Warranties. Each of the representations and warranties made by the Parent and Merger Sub in this Agreement (i) shall have been accurate in all material respects as of the date of this Agreement and (ii) shall be accurate in all material respects as of the Closing Date as if made as of the Closing Date (except, in each case, for (x) representations and warranties that speak as of a particular date, which shall be accurate in all material respects as of such date, and (y) for representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties shall be accurate in all respects).
(b)    Covenants. Each of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.
(c)    Executed Agreements and Certificates. The Company shall have received the following agreements and documents, each of which shall be in full force and effect:
(i)    the Escrow Agreement, executed by Parent and the Escrow Agent;
(ii)    a certificate executed on behalf of Parent by its authorized representative and containing the representation and warranty of Parent that the conditions set forth in Sections 8.03(a) and 8.03(b) have been duly satisfied (the “Parent Closing Certificate”);

(iii)    the Offer Letters for each of the Key Employees, executed by Parent; and
(iv)    the Founder Offer Letter, executed by Parent.
ARTICLE 9.
TERMINATION
Section 9.01    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
(a)    by mutual written agreement of the Company and Parent;
(b)    by either the Company or Parent, if the Merger has not been consummated on or before August 12, 2014 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;
(c)    by either Parent or the Company, if a Governmental Authority shall have issued any order, injunction or other decree or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;
(d)    by Parent if the Company has not received or has not delivered to Parent the executed Stockholders’ Consent within one (1) hour after the execution of this Agreement;
(e)    by Parent, if (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate such that the condition set forth in Section 8.02(a) would not be satisfied, or (ii) the covenants or obligations of the Company contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 8.02(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by the Company during the 30-day period after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 9.01(e) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period; or
(f)    by the Company, if (i) any representation or warranty of Parent contained in this Agreement shall be inaccurate such that the condition set forth in Section 8.03(a) would not be satisfied, or (ii) the covenants or obligations of Parent contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 8.03(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Parent during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 9.01(f) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period;

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other party setting forth a brief description of the basis on which such party is terminating this Agreement.
Section 9.02    Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to the other party hereto; provided that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Article 11.
ARTICLE 10.
INDEMNIFICATION
Section 10.01    Survival of Representations, Etc.
(a)    The representations and warranties made by the Company in this Agreement shall survive the Closing and shall expire on the first anniversary of the Closing Date (the “Expiration Date”), except for (i) the representations and warranties made by the Company in Section 3.01, Section 3.02, Section 3.05, and Section 3.25, which shall survive the Closing and expire 30 days after the expiration of the applicable statute of limitations, and (ii) the representations and warranties made by the Company in Section 3.19 (the representations and warranties set forth in Sections 3.01, 3.02, 3.05, 3.19 and 3.25 being referred to collectively herein as the “Fundamental Representations”), which shall survive the Closing and expire on the third anniversary of the Closing Date. Notwithstanding the foregoing, if at any time prior to the expiration set forth above for a given representation or warranty, any Indemnitee delivers to the Stockholder Representative a written notice alleging in good faith the existence of an inaccuracy in or a breach of any of such representation or warranty and asserting a claim for recovery under Section 10.02 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved.
(b)    All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.
(c)    Each covenant or agreement required to be performed or complied with prior to the Closing shall expire at the Closing and be of no further force or effect. Each covenant and other agreement hereunder that expressly provides that it is to be performed after the Closing shall survive in accordance with its terms.
(d)    For purposes of this Agreement, each statement or other item of information set forth in the Company Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in this Agreement.
(e)    In all cases in determining the amount of any Damages with respect to a breach of a representation or warranty for purposes of this Agreement, such representations and warranties shall be read without regard to any materiality qualifier (including, without limitation, any reference to Material Adverse Effect) contained therein.
Section 10.02    Indemnification. From and after the Effective Time, the Company Stockholders (the “Indemnitors”), severally in proportion to their respective Pro Rata Share (and not jointly), shall hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third‑party claim) and which arise from or are a result of: (a) any inaccuracy in or breach of any representation or warranty set forth in Article 3 (including the Company Disclosure Schedule); (b) any breach of any covenant or obligation of the Company set forth in this Agreement; (c) any Closing Debt to the extent such Closing Debt was not paid by the Company at or prior to Closing; (d) any Excess Third Party Expenses; (e) any claim related to, in connection with or arising out of inaccuracies in the Consideration Spreadsheet; (f) the exercise of dissenters’ rights or rights of appraisal by any holder or former holder of Company Capital Stock; or (g) (i) any Taxes of the Company with respect to any Pre-Closing Tax Period except to the extent such Taxes are attributable to transactions in which the Company engages on the Closing Date after the Closing that are outside the ordinary course of business or are taken into account in computing the adjustment of the Aggregate Merger Consideration, (ii) the unpaid Taxes of any Person (other than the Company) for which the Company is liable under Treasury Regulations § 1.1502 6 (or any similar provision of state, local or foreign law), by reason of having been a member of a consolidated, combined, affiliated or unitary group prior to the Closing as a transferee or successor, by Contract, or otherwise, (iii) Taxes of Company Stockholders (including, without limitation, capital gains Taxes arising as a result of the transactions contemplated by this Agreement) or any of their Affiliates (excluding the Company) for any Tax period, (iv) Taxes imposed on or payable by third parties with respect to which the Company has an obligation to indemnify pursuant to a transaction consummated on or prior to the Closing, and (v) 50% of any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”).
Section 10.03    Limitations.
(a)    Except as provided in this Section 10.03, the Indemnitors shall not be required to make any indemnification payment pursuant to Section 10.02(a) for any inaccuracy in or breach of any of the representations and warranties set forth in Article 3 until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) for which Indemnitees are indemnifiable pursuant to Section 10.02(a) that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds an amount equal to $100,000 (the “Threshold”) in the aggregate (it being understood that if the total amount of such Damages exceeds the Threshold, then the Indemnitees shall be entitled to recover for all such Damages from the first dollar, and not just those that are in excess of the Threshold);

provided, that the Threshold shall not apply to claims for indemnification in respect of (i) the indemnification covenants in Sections 10.02(b), (c), (d), (e), (f), or (g) or (ii) Damages arising out of or based upon fraud or intentional misrepresentation.
(b)    Except as provided in this Section 10.03, the maximum liability of the Indemnitors under Section 10.02 shall be equal to and shall in no event exceed ten percent (10%) of the Aggregate Merger Consideration, including any Earnout Payments, actually paid to the Company Stockholders (the “Cap”); provided, however, the Cap shall not apply to any Damages based upon, arising out of, or by reason of (i) any breach of any of the Fundamental Representations, (ii) the indemnification covenants in Sections 10.02(b), (c), (d), (e), (f), or (g) or (iii) damages arising out of or based on fraud or intentional misrepresentation, and in respect of any Damages based upon, arising out of, or by reason of the events or occurrences set forth in the preceding clauses (i), (ii) or (iii), the Indemnitors will be liable on a several and not joint basis up to the full amount of Aggregate Merger Consideration, including any Earnout Payments, actually paid to the Indemnitors hereunder, without giving effect to any amounts withheld or taxes paid with respect thereto, including each Indemnitor’ s Pro Rata Share of any amounts remaining in the Escrow Fund. Notwithstanding anything to the contrary in this Article 10, no Indemnitor shall, in the aggregate, have any liability for indemnification claims pursuant to this Article 10 in excess of the amount of proceeds actually paid to such Indemnitor, without giving effect to any amounts withheld or taxes paid with respect thereto, except with respect to fraud or intentional misrepresentation.
(c)    Absent fraud or intentional misrepresentation, the indemnification provisions contained in this Article 10 are intended to provide the sole and exclusive remedy following the Closing as to all Damages any Indemnitee may incur arising from or relating to this Agreement, the Merger or the transactions contemplated hereby (it being understood that nothing in this Section 10.03 or elsewhere in this Agreement shall affect the parties’ rights to specific performance with respect to the covenants referred to in this Agreement or to be performed after the Closing). Notwithstanding anything to the contrary set forth in this Agreement, Parent may recover from the Escrow Fund any Damages for which Indemnitees are indemnifiable pursuant to and subject to the limitations set forth in Section 10.02 which are suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third‑party claim).
(d)    Notwithstanding anything to the contrary set forth in this Agreement, Parent shall have the right to reduce the amount of the Year 1 Earnout Payment and Year 2 Earnout Payment, in each case up to ten percent (10%) of such Earnout Payments (in the case of the cash earnout portion of such Earnout Payments, such reductions to apply to the Company Stockholders in accordance with their Pro Rata Share), otherwise payable to the Participating Stockholders and the Founder pursuant to Section 2.12 by the amount of any Damages (i) for which Indemnitees are indemnifiable pursuant to, and subject to the limitations set forth in, this Article 10, or would have been indemnifiable had the applicable Earnout Payment(s) actually been paid to the Company Stockholders prior to the suffering or incurrence of such Damages, which are suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third‑party claim) and (ii)

which have not already been recovered by such Indemnitee(s) under the terms of this Agreement or the Escrow Agreement. For purposes of clarity, nothing in the preceding sentence of this Section 10.03(d) shall have the effect of increasing the aggregate liability of any Indemnitor for indemnification claims pursuant to this Article 10 in excess of ten percent (10%) of the amount of proceeds actually paid to such Indemnitor except with respect to fraud or intentional misrepresentation.
(e)    An Indemnitee shall not be entitled to recover under Article 10 for lost profits, indirect, exemplary, special, consequential or punitive damages; provided, however, that an Indemnitee shall be entitled to recover lost profits, indirect, exemplary, special, consequential or punitive damages to the extent they are actually awarded to, and payable by such Indemnitee to, a third party.
(f)    Any indemnification of Indemnitees hereunder for Damages with respect to Taxes of the Company shall be limited to Taxes attributable to Pre-Closing Periods and shall not include any Damages with respect to Taxes that arise as a result of any breach of Parent’s obligations set forth in Article 7.
(g)    The amount of any Damages for which indemnification is provided for under this Article 10 shall be reduced to take account of any Tax Benefit actually realized by the Indemnitee on or before the end of the taxable year in which the claim for indemnification is made arising from the incurrence or payment of any such Damages. For purposes of this Section 10.03(g), a “Tax Benefit” means an amount by which the Tax liability of the Indemnitee (or the consolidated, combined, unitary or similar Tax group including the Indemnitee) or, if the Indemnitee is a pass-through entity for Tax purposes, the members of the Indemnitee, is reduced (including by deduction, reduction of income by virtue of increased Tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant Governmental Authority responsible for the administration of any Tax.
(h)    Any Damages for which an Indemnitee could otherwise make a claim for indemnification under this Article 10 shall be reduced by an amount equal to the amount of any insurance proceeds actually received by an Indemnitee with regard to or in connection with such claim (net of any related increase in premium and the costs to such Indemnitee of seeking such amounts).
Section 10.04    Claims and Procedures.
(a)    If at any time prior to the Expiration Date Parent determines in good faith that any Indemnitee has a bona fide claim for indemnification pursuant to this Article 10, Parent may deliver to the Escrow Agent a certificate signed by any officer of Parent (any certificate delivered in accordance with the provisions of this Section 10.04(a) an “Officer’s Claim Certificate”):
(i)    stating that an Indemnitee has a claim for indemnification pursuant to this Article 10;

(ii)    including a good faith, non-binding, preliminary estimate of the amount to which such Indemnitee claims to be entitled or could reasonably be expected to incur or suffer (the “Claim Amount”) and specifying in reasonable detail each individual item of loss included in the Claim Amount and the date such item was paid (if paid); and
(iii)    specifying in reasonable detail (based upon the information then possessed by Parent) the material facts known to the Indemnitee giving rise to such claim.
Parent shall use commercially reasonable efforts to provide any Officer’s Claim Certificate promptly; provided, however, that no delay in providing such Officer’s Claim Certificate prior to the Expiration Date shall affect an Indemnitee’s rights hereunder, unless (and then only to the extent that) the Indemnitors are materially prejudiced thereby.
(b)    At the time of delivery of any Officer’s Claim Certificate to the Escrow Agent, a duplicate copy of such Officer’s Claim Certificate shall be delivered to the Stockholder Representative by or on behalf of Parent (on behalf of itself or any other Indemnitee).
(c)    If the Stockholder Representative in good faith objects to any claim made by Parent in any Officer’s Claim Certificate, then the Stockholder Representative shall deliver a written notice (a “Claim Dispute Notice”) to Parent and Escrow Agent during the 30-day period commencing upon receipt by the Stockholder Representative of the Officer’s Claim Certificate. The Claim Dispute Notice shall set forth the amount in dispute (the “Pending Claims Amount”) and in reasonable detail the principal basis for the dispute of any claim made by Parent in the Officer’s Claim Certificate. If the Stockholder Representative delivers a Claim Dispute Notice, then the Escrow Agent shall not release any Pending Claims Amount prior to the receipt by the Escrow Agent of (i) a joint written instruction from the Stockholder Representative and Parent or (ii) a decision of a trial court as set forth in Section 10.04(e), in each case, instructing Escrow Agent to release such Pending Claims Amount. If the Stockholder Representative does not deliver a Claim Dispute Notice to Parent prior to the expiration of such 30-day period, then Parent may direct the Escrow Agent to deliver cash equal to the Claim Amount from the Escrow Fund to the Indemnitee and/or other payee(s), as set forth on such instruction.
(d)    If the Stockholder Representative delivers a Claim Dispute Notice, then Parent and the Stockholder Representative shall attempt in good faith to resolve any such objections raised by the Stockholder Representative in such Claim Dispute Notice. If Parent and the Stockholder Representative agree to a resolution of such objection, a memorandum setting forth such agreement shall be prepared and signed by both parties and Parent and Stockholder Representative shall promptly deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to distribute cash from the Escrow Fund in accordance with the terms of such memorandum.
(e)    If no such resolution can be reached during the 45-day period following Parent’s receipt of a given Claim Dispute Notice, then upon the expiration of such 45-day period, either Parent or the Stockholder Representative may bring suit to resolve the objection in accordance with Sections 11.08, 11.09 and 11.10. The decision of the trial court as to the validity and amount of any claim in such Officer’s Claim Certificate shall be nonappealable, binding and conclusive upon the Parent, the Stockholder Representative and the Company Stockholders, and Parent and the Stockholder Representative shall promptly deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to act in accordance with such decision and distribute cash from the Escrow Fund in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.
(f)    In order to satisfy any indemnification obligations of the Indemnitors hereunder, Parent and the other Indemnitees shall have the right to recover Damages, subject to the limitations set forth in this Article 10, from, at the election of Parent or such Indemnitee(s), (i) the Escrow Fund to the extent available, (ii) any amount available for set-off with respect to a claim for indemnification from any Earnout Payments pursuant to Section 10.03(d) or (iii) any combination thereof; provided, however, that nothing set forth in this Section 10.04(f) shall have the effect of increasing the aggregate liability of any Indemnitor for indemnification claims pursuant to this Article 10 in excess of ten percent (10%) of the amount of proceeds actually paid to such Indemnitor except with respect to fraud or intentional misrepresentation.
Section 10.05    No Contribution. No Indemnitor shall have, or be entitled to exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement.
Section 10.06    Defense of Third-Party Claims
(a)    An Indemnitee shall promptly notify the Indemnitor in writing of any pending or threatened claim, demand or circumstance that the Indemnitee has determined has given or would reasonably be expected to give rise to a right of indemnification under this Article 10 (including a pending or threatened claim or demand asserted by a third party against the Indemnitee, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand or circumstance; provided, however, that the failure to provide such notice shall not release the Indemnitor from any of its obligations under this Article 10 except to the extent the Indemnitor is actually and materially prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 10.01 for such representation, warranty, covenant or agreement.
(b)    Upon receipt of a notice of a claim for indemnity from an Indemnitee pursuant to Section 10.06(a), with respect to any Third Party Claim, the Indemnitor shall have the right (but not the obligation) to assume the defense and control of any Third Party Claim. In the event that the Indemnitor so assumes the defense and control of such claim, it shall allow the Indemnitee a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. Notwithstanding the foregoing: (1) the assumption of defense of any such matters by the Indemnitor shall relate solely to the claim that is subject or potentially subject to indemnification hereunder; and (2) the option to assume the defense shall not be available to the Indemnitor for Third Party Claims (A) where non-monetary relief is sought that is not merely incidental to the monetary relief that is sought, (B) involving criminal or quasi-

criminal allegations, (C) subject to Section 7.04 which shall control in the event of any overlap, that could reasonably be expected to materially adversely affect the Taxes of the Indemnitee for a taxable period (or portion thereof) beginning after the Closing Date, (D) involving the Indemnitor or its Affiliates as a party if counsel to the Indemnitor determines in good faith that joint representation would give rise to a conflict of interest, or (E) could reasonably be for an amount in excess of two times (2X) the amount the Indemnitee has the right to recover pursuant to this Article 10, in each case, for which defense shall be assumed by the Indemnitee with the right to retain counsel of its choice at the Indemnitor’s expense (if and to the extent such claim is ultimately determined to be subject to indemnification by the Indemnitor under this Article 10).  If the Indemnitor is permitted pursuant to the terms hereof and elects to assume the defense of such claim, (i) no compromise or settlement thereof may be effected by the Indemnitor without the Indemnitee’s written consent (which shall not be unreasonably withheld) unless the sole relief provided is monetary damages that are paid in full by the Indemnitor, the settlement does not include any admission of liability and the Indemnitee is fully released from all liabilities relating to such claim, (ii) the Indemnitor may not enter into any compromise or settlement of any such claim in which the Indemnitor receives a release from all liabilities relating to such claim in connection with a compromise or settlement, unless such release also applies to the Indemnitee, and (iii) the Indemnitee shall have no liability with respect to any compromise or settlement thereof effected without its written consent (which shall not be unreasonably withheld). In addition, the Indemnitor shall keep the Indemnitee apprised of the status of the claim and any resulting suit, proceeding or enforcement action, shall furnish the Indemnitee with all documents and information that the Indemnitee shall reasonably request and shall consult with the Indemnitee prior to acting on major matters, including settlement discussions. In the event that the Indemnitor does not assume the defense of such claim, the Indemnitee (x) shall be entitled to assume the defense of such claim with counsel of its own choice, at the expense of the Indemnitor (if and to the extent such claim is ultimately determined to be subject to indemnification by the Indemnitor under this Article 10) and (y) shall keep the Indemnitor apprised of the status of the claim and any resulting suit, proceeding or enforcement action, shall furnish the Indemnitor with all documents and information that the Indemnitor shall reasonably request and shall consult with the Indemnitor prior to acting on major matters, including settlement discussions; provided, however, that except with the consent of the Stockholder Representative, no settlement of any such claim by the Indemnitee shall, in and of itself, be determinative of either the fact that Damages may be recovered by the Indemnitee in respect of such claim pursuant to the indemnification provisions of this Article 10 or the amount of such Damages that may be recovered by the Indemnitee in respect of such Third Party Claim pursuant to the indemnification provisions of this Article 10.
(c)    With respect to any claim subject to indemnification under this Article 10, the parties shall cooperate in such a manner and use their commercially reasonable efforts to preserve in full the confidentiality of all confidential information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use commercially reasonable efforts, in respect of any claim in which it has assumed or has participated in the defense, to avoid production of confidential information (consistent with applicable law and rules of procedure); and (ii) it will use commercially reasonable efforts to make all communications between any parties hereto and counsel responsible for or participating in the defense of any third-party claim in a manner designed to preserve any applicable attorney-client or work-product privilege.
Section 10.07    Exercise of Remedies by Indemnitees Other Than Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.
ARTICLE 11.
MISCELLANEOUS
Section 11.01    Stockholder Representative.
(a)    By virtue of the adoption of this Agreement and the approval of the principal terms of the Merger by the Company Stockholder Approval, each of the Company Stockholders shall have irrevocably constituted and appointed, upon the Effective Time, Fortis Advisors LLC (and by its execution of this Agreement as Stockholder Representative, Fortis Advisors LLC hereby accepts its appointment) as the true, exclusive and lawful agent and attorney-in-fact (the “Stockholder Representative”) of the Equityholders to act in the name, place and stead of the Company Stockholders in connection with the transactions contemplated by this Agreement, in accordance with the terms and provisions of this Agreement, and to act on behalf of the Company Stockholders in any Proceeding, investigation or inquiry involving this Agreement, to do or refrain from doing all such further acts and things, and to execute all such documents as the Stockholder Representative shall deem necessary or appropriate in connection with the transactions contemplated by this Agreement, including the power:
(i)    to act for the Company Stockholders with regard to matters pertaining to Section 2.12;
(ii)    to act for the Company Stockholders with regard to matters pertaining to indemnification referred to in this Agreement, including the power to compromise any indemnity claim on behalf of the Company Stockholders and to transact matters of litigation or other Proceedings, investigations or inquiries;
(iii)    to execute and deliver all amendments, waivers, ancillary agreements, stock powers, certificates and documents that the Stockholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;
(iv)    to execute and deliver all amendments and waivers to this Agreement that the Stockholder Representative deems necessary or appropriate, whether prior to, at or after the Closing;
(v)    to receive funds for the payment of expenses of the Company Stockholders and apply such funds in payment for such expenses;

(vi)    to do or refrain from doing any further act or deed on behalf of the Company Stockholders that the Stockholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as the Company Stockholders could do if personally present; and
(vii)    to receive service of process in connection with any claims under this Agreement.
Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Company Stockholders, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Stockholder Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. Each Company Stockholder (i) agrees that all actions taken by the Stockholder Representative under this Agreement or the Escrow Agreement shall be binding upon such Company Stockholder and such Company Stockholder’s successors as if expressly confirmed and ratified in writing by such Company Stockholder, and (ii) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement or the Escrow Agreement. The Stockholder Representative shall be entitled to: (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Stockholder or other party
(b)    The Stockholder Representative may be removed or replaced only upon delivery of written notice to the Surviving Corporation by the Company Stockholders holding at least a majority of outstanding shares of Company Common Stock as of immediately prior to the Effective Time. Parent, the Surviving Corporation and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Stockholder Representative in all matters referred to herein. The Stockholder Representative shall act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Stockholder Representative believes to be in the best interest of the Company Stockholders and consistent with the obligations under this Agreement, but the Stockholder Representative shall not be responsible to the Company Stockholders for any Damages the Company Stockholders may suffer by the performance of its duties under this Agreement, other than Damage arising from willful violation of the law or gross negligence in the performance of its duties under this Agreement. The Company Stockholders acknowledge that the Stockholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties. The powers, immunities and rights to indemnification granted to the Stockholder Representative and the Advisory Group (as defined below) hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Stockholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Stockholder of the whole or any fraction of his, her or its interest in the Escrow Fund.

(c)    Certain Company Stockholders have entered into a letter agreement with the Stockholder Representative to provide direction to the Stockholder Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Company Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholder Representative (together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Stockholder Representative Group”), shall be liable to any Company Stockholders arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder without gross negligence or willful misconduct. The Company Stockholders shall indemnify, defend and hold harmless the Stockholder Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Stockholder Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Stockholder Representative Group and arising out of or in connection with the acceptance or administration of its duties hereunder. Such Stockholder Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Escrow Fund or earn-out payment otherwise distributable to the Company Stockholders at the time of distribution, and third, directly from the Company Stockholders based on their respective Pro Rata Shares. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.
(d)    At the Closing, Parent shall wire to the Stockholder Representative $250,000 (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Stockholder Representative as agent and for the benefit of the Company Stockholders in a segregated client account and shall be used for the purposes of paying directly, or reimbursing the Stockholder Representative for, any Stockholder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Stockholder Representative letter agreement (the “Expense Fund”). The Stockholder Representative will hold the Expense Fund separate from its corporate funds and will not voluntarily make it available to its creditors in the event of bankruptcy. The Stockholder Representative is not providing any investment supervision, recommendations or advice. The Stockholder Representative shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by the Stockholder Representative that the Expense Fund is no longer required to be withheld, the Stockholder Representative shall distribute the remaining Expense Fund (if any) to the Escrow Agent (or directly to the Exchange Agent or Parent if so instructed) for further distribution to the Company Stockholders.
Section 11.02    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Sub, to:
Care.com, Inc.
201 Jones Road, Suite 500
Waltham, MA 02451
Attention: General Counsel
Facsimile No.: 781-736-7975
with a copy to:
Latham & Watkins LLP
1100 Winter Street
Waltham, MA 02451
Attention: John H. Chory and Susan L. Mazur
Facsimile No.: 781-434-6601
if to the Company, to:
Citrus Lane, Inc.
211 S. Whisman Rd. Ste B
Mountain View, CA 94041
Attention: Mauria Finley
Email: mauria@citruslane.com
with a copy to:
Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, CA 94025
Attention: Anthony J. McCusker
Facsimile No.: 650-853-1038
if to the Stockholder Representative, to:
Fortis Advisors LLC
Attention: Notice Department
Facsimile No.: (858) 408-1843
Email: notices@fortisrep.com
with a copy to:
Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, CA 94025
Attention: Anthony J. McCusker
Facsimile No.: 650-853-1038

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
Section 11.03    No Survival of Parent Representations and Warranties. The representations and warranties of Parent contained herein and in any certificate or other writing delivered at the Closing pursuant hereto shall not survive the Effective Time.
Section 11.04    Amendments and Waivers.
(a)    Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.
(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 11.05    Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Merger and the transactions contemplated thereby, shall be paid by the party incurring such cost or expense.
Section 11.06    Disclosure Schedule References. The parties hereto agree that any disclosure set forth in any particular section or subsection of the Company Disclosure Schedule shall, except as expressly indicated therein, be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent from the wording of such disclosure.
Section 11.07    Binding Effect; Benefit; Assignment.

(a)    The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except with respect to Section 6.04 and Article 10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
(b)    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub.
Section 11.08    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.
Section 11.09    Jurisdiction. Except as set forth in Section 2.12 with respect to the resolution of an earnout dispute by the Auditor, the parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.02 shall be deemed effective service of process on such party.
Section 11.10    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.11    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received (whether by means of electronic transmission or otherwise) a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received (whether by means of electronic transmission or otherwise) a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signed counterparts of this Agreement may be delivered by facsimile or electronic delivery of a scanned .pdf image.
Section 11.12    Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the Confidentiality Agreement and any documents delivered by the parties in connection herewith, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
Section 11.13    Tax Advice. Each party hereto acknowledges and agrees that it has not received and is not relying upon Tax advice from any other party hereto, and that it has and will continue to consult its own advisors with respect to Taxes.
Section 11.14    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 11.15    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.
Section 11.16    Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.
Section 11.17    Conflicts of Interest.
Section 11.18    Waiver of Other Representations; Disclaimer. Except as expressly set forth in this Agreement, (a) none of the Company nor any other Person makes any representation or warranty, express or implied, as to the Company, the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub and their representatives, or any other matter related to the transactions contemplated herein, and (b) Parent and Merger Sub are not relying on any representation or warranty from the Company or any other Person in determining whether to enter into this Agreement; provided, however, that subject to the terms of Article 10, this Section 11.18 shall not apply to any claim for fraud or intentional misrepresentation.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

CITRUS LANE, INC.
By:	/s/ Mauria Finley
	Name:	Mauria Finley
	Title:	Chief Executive Officer

CARE.COM, INC.
By:	/s/ Sheila Lirio Marcelo
	Name:	Sheila Lirio Marcelo
	Title:	President and Chief Executive Officer

MANGO MERGER SUB, INC.
By:	/s/ Sheila Lirio Marcelo
	Name:	Sheila Lirio Marcelo
	Title:	President

FORTIS ADVISORS LLC as the STOCKHOLDER REPRESENTATIVE
/s/ Ryan Simkin
	Name:	Ryan Simkin
	Title:	Managing Director
CITRUS LANE, INC.